Jeffersonville Bancorp

2003 Annual Report and 10-K



What's in the Bank that's valuable?



Our employees are among our most valued assets. Banking with us is doing business with people you know... who also know you! Our goal is to do everything we can to assure your satisfaction. That's something you can't put a price on.



To Our Stockholders and Customers



Arthur E. Keesler



Raymond Walter

We are very pleased to report another record breaking year for 2003. Net income increased 9.3% from $5.2 million to $5.7 million. Our performance greatly exceeded our peers with a return on average assets of 1.68% and return on average equity of 17.08%. Our dividends for the year totaled $0.33 per share (adjusted for the 3 for 1 stock split in June 2003). This was an increase of 9.4% over last year. Our total assets increased $27.2 million to $352.2 million. Our loan portfolio increased by $24.2 million (14.3%) to $193.1 million. Our provision for loan losses decreased by $280 thousand while our allowances for loan losses increased by $501 thousand. This accomplishment was the result of net charge-offs of only $119 thousand. All things considered we had a very successful year.

The Sullivan County economy continued to flourish with many projects becoming realities. The Crystal Run Healthcare Facility broke ground at the Emerald Corporate Center in Rock Hill and is progressing towards an August 2004 opening. The luxury home development at Chapin Estates has been an overwhelming success story with 75 building lots sold at prices ranging from $250,000 to $650,000. Home Depot is up and running at the Thompson Square Mall across Route 42 from the Wal*Mart Supercenter. In addition, main streets throughout the county have experienced a remarkable come back. New storefronts are opening up throughout the County.

The growth experienced in 2003 may be just the tip of the iceberg. The Monticello Raceway expects to have its "racino" in operation by the 4th of July weekend. Not only will this facility draw large crowds to the area but it will also create 375 direct jobs as well as numerous spin-off opportunities.

Our "perennial favorite," The Performing Arts Facility, to be located at the Woodstock site, again appears to be ready for the shovel in the ground. After several years of false starts, reliable sources say that this is the year. There are a huge number of proposed housing units scattered around the county, with by far the largest concentration in the Town of Fallsburg. Numerous commercial projects are winding there way through the approval process and hopefully will be started this year. There are also several hotel projects (some tied to casino gaming and some not) which could see development during the coming year. We believe it would be safe to say that the casinos are closer to becoming a reality, be it good or bad.

No one has ever accused our bank of being on the cutting edge of technology or innovation. In 1994, the 25th anniversary of the ATM was celebrated by us with the installation of our first ATM. With that in mind, we had taken a conservative watch and see approach when it came to internet banking. Improvement in technology, decline in the cost of implementation and an increase in demand, has convinced us that we can't put it off any longer. Internet banking is coming to The First National Bank of Jeffersonville. The plan is to be fully operational by year end. We'll keep you informed of our progress in our quarterly reports.

It would be remiss of us if Sarbanes-Oxley and Corporate Governance was not a topic of discussion in this report. Thanks to the Enrons, Worldcoms and Tycos, to name a few, a new level of compliance and reporting has been established. Whereas the ultimate outcome of these exercises will be positive, they do not come without a price. There will be an additional burden on all levels of supervision to develop policies and procedures to comply with the requirements. Professional service fees are also expected to increase in an effort to comply with these new requirements. It is unfortunate that ethics and morality have to be legislated.

The growth in deposits and excellent earnings we have achieved over the past several years do not just happen. We have a staff of dedicated individuals who take pride in their work. They put in the extra effort to make sure that our customers requirements are met in a courteous and professional manner. Many of our employees have 15, 20, and even 30+ years with the bank. The trust and confidence generated through these long term relationships is what makes The First National Bank of Jeffersonville, "The Everybody Bank," Number "1" in Sullivan County.

As always, if you have any questions regarding this report, please don't hesitate to contact us. Thank you for your continued confidence and support.

Arthur E. Keesler
Chairman
Jeffersonville Bancorp

Raymond Walter
President and Chief Executive Officer
Jeffersonville Bancorp
The First National Bank of Jeffersonville

FIVE-YEAR SUMMARY

	2003	2002	2001	2000	1999
RESULTS OF OPERATIONS					
Interest income	$ 20,082,000	$ 20,635,000	$ 20,230,000	$ 19,379,000	$ 18,444,000
Interest expense	4,037,000	5,331,000	7,627,000	8,295,000	7,711,000
Net interest income	16,045,000	15,304,000	12,603,000	11,084,000	10,733,000
Provision for loan losses	620,000	900,000	300,000	300,000	300,000
Net income	5,732,000	5,242,000	3,625,000	2,823,000	2,873,000
FINANCIAL CONDITION					
Total assets	$352,204,000	$325,025,000	$298,110,000	$273,464,000	$256,960,000
Deposits	280,227,000	252,792,000	238,029,000	223,278,000	201,603,000
Gross loans	196,675,000	171,977,000	162,711,000	147,456,000	140,261,000
Stockholders' equity	35,786,000	32,497,000	27,313,000	25,109,000	22,001,000
AVERAGE BALANCES					
Total assets	$340,575,000	$313,022,000	$286,823,000	$268,967,000	$254,777,000
Deposits	268,687,000	247,953,000	234,431,000	218,671,000	207,018,000
Gross loans	183,335,000	165,607,000	157,165,000	143,954,000	137,696,000
Stockholders' equity	33,561,000	30,271,000	28,139,000	24,261,000	22,816,000
FINANCIAL RATIOS					
Net income to average total assets	1.68%	1.67%	1.26%	1.05%	1.13%
Net income to average stockholders' equity	17.08%	17.32%	12.88%	11.64%	12.59%
Average stockholders' equity to average total assets	9.85%	9.67%	9.81%	9.02%	8.96%
SHARE AND PER SHARE DATA[1]					
Basic earnings per share	$ 1.29	$ 1.18	$ 0.81	$ 0.62	$ 0.62
Dividends per share	$ 0.33	$ 0.30	$ 0.25	$ 0.24	$ 0.21
Dividend payout ratio	25.28%	25.39%	30.40%	38.72%	33.41%
Book value at year end	$ 8.07	$ 7.33	$ 6.16	$ 5.56	$ 4.80
Total dividends paid	$ 1,449,000	$ 1,331,000	$ 1,102,000	$ 1,093,000	$ 960,000
Average number of shares outstanding	4,434,321	4,434,321	4,472,664	4,551,777	4,602,864
Shares outstanding at year end	4,434,321	4,434,321	4,434,321	4,512,255	4,585,077

[1]Share and per share data has been restated for a 3 for 1 stock split in 2003.

Independent Auditors' Report

The Board of Directors and Stockholders
Jeffersonville Bancorp:

We have audited the accompanying consolidated balance sheets of Jeffersonville Bancorp and subsidiary (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jeffersonville Bancorp and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Albany, New York
February 13, 2004

December 31,	2003	2002
ASSETS		
Cash and due from banks (note 2)	$ 15,992,000	$ 12,874,000
Securities available for sale, at fair value (notes 3 and 7)	115,564,000	117,942,000
Securities held to maturity (estimated fair value of $5,947 at December 31, 2003 and $4,789 at December 31, 2002) (note 3)	5,916,000	4,673,000
Loans, net of allowance for loan losses of $3,569 at December 31, 2003 and $3,068 at December 31, 2002 (notes 4, 7, and 8)	193,106,000	168,909,000
Accrued interest receivable	2,301,000	2,129,000
Premises and equipment, net (note 5)	3,063,000	3,230,000
Federal Home Loan Bank stock (notes 7 and 8)	1,600,000	1,900,000
Other real estate owned	43,000	126,000
Cash surrender value of bank-owned life insurance	12,268,000	11,734,000
Other assets	2,351,000	1,508,000
Total assets	$352,204,000	$325,025,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Demand deposits	$ 59,189,000	$ 49,675,000
NOW and Super NOW accounts	38,290,000	35,630,000
Savings and money market deposits	80,768,000	79,094,000
Time deposits (note 6)	101,980,000	88,393,000
Total deposits	280,227,000	252,792,000
Federal Home Loan Bank borrowings (note 7)	27,000,000	30,000,000
Short-term borrowings (note 8)	5,521,000	6,433,000
Accrued expenses and other liabilities	3,670,000	3,303,000
Total liabilities	316,418,000	292,528,000
Commitments and contingent liabilities (note 16)		
Stockholders' equity (notes 11, 12, and 13):		
Series A preferred stock, no par value; 2,000,000 shares authorized; none issued	—	—
Common stock, $0.50 par value; 11,250,000 shares authorized; 4,767,786 shares issued at December 31, 2003 and 1,589,262 shares issued at December 31, 2002	2,384,000	795,000
Paid-in capital	6,483,000	8,072,000
Treasury stock, at cost; 333,465 shares at December 31, 2003 and 111,155 shares at December 31, 2002	(1,108,000)	(1,108,000)
Retained earnings	27,947,000	23,664,000
Accumulated other comprehensive income, net of taxes of $57 at December 31, 2003 and $742 at December 31, 2002	80,000	1,074,000
Total stockholders' equity	35,786,000	32,497,000
Total liabilities and stockholders' equity	$352,204,000	$325,025,000

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Years Ended December 31,	2003	2002	2001
INTEREST INCOME			
Loan interest and fees	$14,226,000	$13,786,000	$13,750,000
Securities:			
Taxable	3,893,000	5,542,000	5,204,000
Nontaxable	1,940,000	1,229,000	1,018,000
Federal funds sold	23,000	78,000	258,000
Total interest income	20,082,000	20,635,000	20,230,000
INTEREST EXPENSE			
Deposits	2,778,000	4,007,000	6,544,000
Federal Home Loan Bank borrowings	1,203,000	1,304,000	1,068,000
Other	56,000	20,000	15,000
Total interest expense	4,037,000	5,331,000	7,627,000
Net interest income	16,045,000	15,304,000	12,603,000
Provision for loan losses (note 4)	620,000	900,000	300,000
Net interest income after provision for loan losses	15,425,000	14,404,000	12,303,000
NON-INTEREST INCOME			
Service charges	2,054,000	1,777,000	1,553,000
Earnings from cash surrender value of bank-owned life insurance	534,000	379,000	364,000
Net security gains (losses) (note 3)	307,000	(1,000)	7,000
Other non-interest income	1,060,000	993,000	892,000
Total non-interest income	3,955,000	3,148,000	2,816,000
NON-INTEREST EXPENSES			
Salaries and employee benefits (note 15)	6,548,000	6,084,000	5,372,000
Occupancy and equipment expenses	2,197,000	1,697,000	1,640,000
Other real estate owned expenses (income), net	83,000	(308,000)	714,000
Other non-interest expenses (note 10)	2,836,000	2,614,000	2,446,000
Total non-interest expenses	11,664,000	10,087,000	10,172,000
Income before income tax expense	7,716,000	7,465,000	4,947,000
Income tax expense (note 9)	1,984,000	2,223,000	1,322,000
Net income	$ 5,732,000	$ 5,242,000	$ 3,625,000
Basic earnings per common share	$ 1.29	$ 1.18	$ 0.81

Per share data has been restated for a 3 for 1 stock split in 2003.

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2003, 2002, and 2001	Common Stock	Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
BALANCE AT DECEMBER 31, 2000	$ 795,000	$ 8,072,000	$ (554,000)	$17,230,000	$ (434,000)	$25,109,000
Net income	—	—	—	3,625,000	—	3,625,000
Other comprehensive income	—	—	—	—	235,000	235,000
Comprehensive income						3,860,000
Cash dividends ($0.25 per share)	—	—	—	(1,102,000)	—	(1,102,000)
Treasury stock purchased	—	—	(554,000)	—	—	(554,000)
BALANCE AT DECEMBER 31, 2001	795,000	8,072,000	(1,108,000)	19,753,000	(199,000)	27,313,000
Net income	—	—	—	5,242,000	—	5,242,000
Other comprehensive income	—	—	—	—	1,273,000	1,273,000
Comprehensive income						6,515,000
Cash dividends ($0.30 per share)	—	—	—	(1,331,000)	—	(1,331,000)
BALANCE AT DECEMBER 31, 2002	795,000	8,072,000	(1,108,000)	23,664,000	1,074,000	32,497,000
Net income	—	—	—	5,732,000	—	5,732,000
Other comprehensive loss	—	—	—	—	(994,000)	(994,000)
Comprehensive income						4,738,000
Cash dividends ($0.33 per share)	—	—	—	(1,449,000)	—	(1,449,000)
3 for 1 stock split (3,178,524 shares)	1,589,000	(1,589,000)	—	—	—	—
BALANCE AT DECEMBER 31, 2003	$2,384,000	$ 6,483,000	$(1,108,000)	$27,947,000	$ 80,000	$35,786,000

Per share data has been restated for a 3 for 1 stock split in 2003.

See accompanying notes to consolidated financial statements.

Years Ended December 31,	2003	2002	2001
OPERATING ACTIVITIES			
Net income	$ 5,732,000	$ 5,242,000	$ 3,625,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	620,000	900,000	300,000
Write down of other real estate owned	29,000	10,000	17,000
Net gain on sales of other real estate owned	(108,000)	(791,000)	(67,000)
Depreciation and amortization	730,000	781,000	588,000
Net loss on disposal of premises and equipment	29,000	20,000	—
Net earnings from cash surrender value of bank-owned life insurance	(534,000)	(379,000)	(364,000)
Deferred income tax benefit	(502,000)	(184,000)	(651,000)
Net security (gains) losses	(307,000)	1,000	(7,000)
Increase in accrued interest receivable	(172,000)	(96,000)	(67,000)
Decrease (increase) in other assets	471,000	(937,000)	470,000
Increase in accrued expenses and other liabilities	554,000	573,000	385,000
Net cash provided by operating activities	6,542,000	5,140,000	4,229,000
INVESTING ACTIVITIES			
Proceeds from maturities and calls:			
Securities available for sale	56,207,000	64,694,000	57,386,000
Securities held to maturity	1,741,000	3,359,000	2,429,000
Proceeds from sales of securities available for sale	20,343,000	10,336,000	13,086,000
Purchases:			
Securities available for sale	(75,858,000)	(85,744,000)	(79,443,000)
Securities held to maturity	(2,984,000)	(2,246,000)	(2,807,000)
Disbursements for loan originations, net of principal collections	(24,993,000)	(9,889,000)	(15,560,000)
Purchase of Federal Home Loan Bank stock	—	(250,000)	(22,000)
Proceeds from sale of Federal Home Loan Bank Stock	300,000	—	—
Purchase of bank-owned life insurance	—	(4,000,000)	(73,000)
Net purchases of premises and equipment	(592,000)	(1,266,000)	(705,000)
Capital improvements made on other real estate	—	(237,000)	(603,000)
Proceeds from sales of other real estate owned	338,000	2,306,000	2,164,000
Net cash used in investing activities	(25,498,000)	(22,937,000)	(24,148,000)
FINANCING ACTIVITIES			
Net increase in deposits	27,435,000	14,763,000	14,751,000
Proceeds from Federal Home Loan Bank borrowings	5,000,000	5,000,000	15,000,000
Repayments of Federal Home Loan Bank borrowings	(8,000,000)	(5,000,000)	(5,000,000)
Net (decrease) increase in short-term borrowings	(912,000)	6,395,000	(2,694,000)
Cash dividends paid	(1,449,000)	(1,331,000)	(1,102,000)
Purchases of treasury stock	—	—	(554,000)
Net cash provided by financing activities	22,074,000	19,827,000	20,401,000
Net increase in cash and cash equivalents	3,118,000	2,030,000	482,000
Cash and cash equivalents at beginning of year	12,874,000	10,844,000	10,362,000
Cash and cash equivalents at end of year	$ 15,992,000	$ 12,874,000	$ 10,844,000
SUPPLEMENTAL INFORMATION			
Cash paid for:			
Interest	$ 4,183,000	$ 5,490,000	$ 7,832,000
Income taxes	2,128,000	3,251,000	1,580,000
Transfers of loans to other real estate owned	176,000	177,000	184,000

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

BASIS OF PRESENTATION

The consolidated financial statements of Jeffersonville Bancorp (the Parent Company) include its wholly owned subsidiary, The First National Bank of Jeffersonville (the Bank). Collectively, these entities are referred to herein as the "Company." All significant intercompany transactions have been eliminated in consolidation.

The Parent Company is a bank holding company whose principal activity is the ownership of all outstanding shares of the Bank's stock. The Bank is a commercial bank providing community banking services to individuals, small businesses and local municipal governments in Sullivan County, New York. Management makes operating decisions and assesses performance based on an ongoing review of the Bank's community banking operations, which constitute the Company's only operating segment for financial reporting purposes.

The consolidated financial statements have been prepared, in all material respects, in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Material estimates that are particularly susceptible to near-term change include the allowance for loan losses and the valuation of other real estate owned, which are described below. Actual results could differ from these estimates.

For purposes of the consolidated statements of cash flows, the Company considers cash and due from banks and federal funds sold, if any, to be cash equivalents.

Reclassifications are made to prior years' consolidated financial statements whenever necessary to conform to the current year's presentation.

INVESTMENT SECURITIES

Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and ability to hold debt securities to maturity, they are classified as securities held to maturity and are stated at amortized cost. If securities are purchased for the purpose of selling them in the near term, they are classified as trading securities and are reported at fair value with unrealized gains and losses reflected in current earnings. All other debt and marketable equity securities are classified as securities available for sale and are reported at fair value. Net unrealized gains or losses on securities available for sale are reported (net of income taxes) in stockholders' equity as accumulated other comprehensive income (loss). Nonmarketable equity securities are carried at cost. At December 31, 2003 and 2002, the Company had no trading securities.

Gains and losses on sales of securities are based on the net proceeds and the amortized cost of the securities sold, using the specific identification method. The amortization of premium and accretion of discount on debt securities is calculated using the level-yield interest method over the period to the earlier of the call date or maturity date. Unrealized losses on securities that reflect a decline in value which is other than temporary, if any, are charged to income.

LOANS

Loans are stated at unpaid principal balances, less unearned discounts and the allowance for loan losses. Unearned discounts on certain installment loans are accreted into income using a method which approximates the level-yield interest method. Interest income is recognized on the accrual basis of accounting. When, in the opinion of management, the collection of interest is in doubt, the loan is classified as nonaccrual. Generally, loans past due more than 90 days are classified as nonaccrual. Thereafter, no interest is recognized as income until received in cash or until such time as the borrower demonstrates the ability to make scheduled payments of interest and principal.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged-off against the allowance when management believes that the collectibility of all or a portion of the principal is unlikely. Recoveries of loans previously charged-off are credited to the allowance when realized.

The Company identifies impaired loans and measures loan impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 114, *Accounting by Creditors for Impairment of a Loan*, as amended by SFAS No. 118. Under SFAS No. 114, a loan is considered to be impaired when, based on current information and events, it is probable that the creditor will be unable to collect all principal and interest contractually due. SFAS No. 114 applies to loans that are individually evaluated for collectibility in accordance with the Company's ongoing loan review procedure, principally commercial mortgage loans and commercial loans. Smaller balance, homogeneous loans which are collectively evaluated, such as consumer and smaller balance residential mortgage loans are specifically excluded from the classification of impaired loans. Creditors are permitted to measure impaired loans based on (i) the present value of expected future cash flows discounted at the loan's effective interest rate, (ii) the loan's observable market price or (iii) the fair value of the collateral if the loan is collateral dependent. If the approach used results in a measurement that is less than an impaired loan's recorded investment, an impairment loss is recognized as part of the allowance for loan losses.

The allowance for loan losses is maintained at a level deemed adequate by management based on an evaluation of such factors as economic conditions in the Company's market area, past loan loss experience, the financial condition of individual borrowers, and underlying collateral values based on independent appraisals. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions, particularly in Sullivan County. In addition, Federal regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided over the estimated useful lives of the assets using straight-line or accelerated methods.

FEDERAL HOME LOAN BANK STOCK

As a member institution of the Federal Home Loan Bank (FHLB), the Bank is required to hold a certain amount of FHLB stock. This stock is considered to be a nonmarketable equity security and, accordingly, is carried at cost.

OTHER REAL ESTATE OWNED

Other real estate owned consists of properties acquired through foreclosure and is stated on an individual-asset basis at the lower of (i) fair value less estimated costs to sell or (ii) cost which represents the fair value at initial foreclosure. When a property is acquired, the excess of the loan balance over the fair value of the property is charged to the allowance for loan losses. If necessary, subsequent write downs to reflect further declines in fair value are included in non-interest expenses. Fair value estimates are based on independent appraisals and other available information. While management estimates losses on other real estate owned using the best available information, such as independent appraisals, future write downs may be necessary based on changes in real estate market conditions, particularly in Sullivan County, and the results of regulatory examinations.

BANK-OWNED LIFE INSURANCE

The investment in bank-owned life insurance, which covers certain officers of the Bank, is carried at the policies' cash surrender value. Increases in the cash surrender value of bank-owned life insurance, net of premiums paid, are included in non-interest income.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that all or a portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

EARNINGS PER COMMON SHARE

Basic earnings per share (EPS) is computed by dividing income available to common stockholders (net income less dividends on preferred stock, if any) by the weighted average number of common shares outstanding for the period. Entities with complex capital structures must also present diluted EPS which reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common shares. The Company does not have a complex capital structure and, accordingly, has presented only basic EPS. All per share amounts have been adjusted to give effect to the 3 for 1 stock split distributed on June 17, 2003.

Basic earnings per common share was computed based on average outstanding common shares (adjusted for the 3 for 1 stock split in 2003) of 4,434,000 in 2003, 4,434,000 in 2002, and 4,473,000 in 2001. Income available to common stockholders equaled net income for each of these years.

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, *Accounting for Asset Retirement Obligations*, which addresses financial accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002 and was adopted by the Company on January 1, 2003. The adoption of this pronouncement did not have any effect on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. This statement is effective for exit or disposal activities initiated after December 31, 2002 and did not have any effect on the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. This statement amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This statement is effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. The adoption of this pronouncement did not have any effect on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. This statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. Under SFAS No. 150, certain freestanding financial instruments that embody obligations of the issuer, and that are now classified as equity, must be classified as liabilities (or as assets in some circumstances). SFAS No. 150 also includes required disclosures for financial instruments within its scope. For SEC registrants such as the Company, SFAS No. 150 was generally effective for financial instruments entered into or modified after May 31, 2003 and otherwise at the beginning of the first interim period beginning after June 15, 2003. The effective date has been deferred indefinitely for certain types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of SFAS No. 150.

In December 2003, the FASB issued Interpretation No. 46 (revised), *Consolidation of Variable Interest Entities* (FIN No. 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and, accordingly, should consolidate the variable interest entity (VIE). FIN No. 46R replaces FIN No. 46 that was issued in January 2003. The Company is required to apply FIN No. 46R to variable interests generally as of March 31, 2004 and to special-purpose entities as of December 31, 2003. For any VIEs that must be consolidated under FIN No. 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interest of the VIE initially would be measured at their carrying amounts, and any difference between the net amount added to the balance sheet and any previously recognized interest would be recorded as a cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN No. 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. The Company held no interests in special-purpose entities as of December 31, 2003. Adoption of FIN No. 46R with respect to other types of VIEs in the first quarter of 2004 is not expected to have any impact on the Company's consolidated financial statements.

2. Cash and Due From Banks

The Bank is required to maintain certain reserves in the form of vault cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, which is included in cash and due from banks, was $5,889,000 at December 31, 2003 and $5,126,000 at December 31, 2002.

3. Investment Securities

The amortized cost and estimated fair value of securities available for sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
DECEMBER 31, 2003				
U.S. Government agency securities	$ 59,837,000	$ 331,000	$(753,000)	$ 59,415,000
Obligations of states and political subdivisions	44,332,000	1,614,000	(145,000)	45,801,000
Mortgage-backed securities and collateralized mortgage obligations	9,434,000	233,000	(71,000)	9,596,000
Total debt securities	113,603,000	2,178,000	(969,000)	114,812,000
Equity securities	653,000	99,000	—	752,000
Total securities available for sale	$114,256,000	$2,277,000	$(969,000)	$115,564,000

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
DECEMBER 31, 2002				
U.S. Government agency securities	$ 41,527,000	$1,038,000	$ —	$ 42,565,000
Obligations of states and political subdivisions	32,875,000	1,151,000	(39,000)	33,987,000
Mortgage-backed securities and collateralized mortgage obligations	38,352,000	1,106,000	(24,000)	39,434,000
Corporate debt securities	1,012,000	60,000	—	1,072,000
Total debt securities	113,766,000	3,355,000	(63,000)	117,058,000
Equity securities	875,000	11,000	(2,000)	884,000
Total securities available for sale	$114,641,000	$3,366,000	$(65,000)	$117,942,000

Proceeds from sales of securities available for sale during 2003, 2002, and 2001 were $20,343,000, $10,336,000, and $13,086,000, respectively. Gross gains and gross losses realized on sales and calls of securities were as follows:

	2003	2002	2001
Gross realized gains	**$344,000**	$ 15,000	$ 39,000
Gross realized losses	**(37,000)**	(16,000)	(32,000)
Net security gains (losses)	**$307,000**	$ (1,000)	$ 7,000

The amortized cost and estimated fair value of debt securities available for sale at December 31, 2003, by remaining period to contractual maturity, are shown in the following table. Actual maturities will differ from contractual maturities because of security prepayments and the right of certain issuers to call or prepay their obligations.

	Amortized Cost	Estimated Fair Value
Within one year	$ 25,660,000	$ 25,835,000
One to five years	16,991,000	17,621,000
Five to ten years	40,498,000	41,304,000
Over ten years	30,454,000	30,052,000
Total	$113,603,000	$114,812,000

Substantially all mortgage-backed securities and collateralized mortgage obligations are securities guaranteed by Freddie Mac or Fannie Mae, which are U.S. government-sponsored entities. Securities available for sale with an estimated fair value of $35,900,000 at December 31, 2003 were pledged to secure public funds on deposit and for other purposes.

The amortized cost and estimated fair value of securities held to maturity are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
DECEMBER 31, 2003				
Obligations of states and political subdivisions	$5,916,000	$157,000	$(126,000)	$5,947,000
DECEMBER 31, 2002				
Obligations of states and political subdivisions	$4,673,000	$193,000	$ (77,000)	$4,789,000

There were no sales of securities held to maturity in 2003, 2002, or 2001.

The amortized cost and estimated fair value of these securities at December 31, 2003, by remaining period to contractual maturity, are shown in the following table. Actual maturities will differ from contractual maturities because certain issuers have the right to call or prepay their obligations.

	Amortized Cost	Estimated Fair Value
Within one year	$2,722,000	$2,750,000
One to five years	2,296,000	2,343,000
Five to ten years	898,000	854,000
Total	$5,916,000	$5,947,000

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003 were as follows (in thousands):

	Less Than 12 Months		12 Months or More		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
AVAILABLE FOR SALE						
U.S. Government agency securities	$33,719,000	$754,000	$ —	$ —	$33,719,000	$754,000
Obligations of states and political subdivisions	7,780,000	144,000	—	—	7,780,000	144,000
Mortgage-backed securities and collateralized mortgage obligations	2,942,000	71,000	—	—	2,942,000	71,000
	$44,441,000	$969,000	$ —	$ —	$44,441,000	$969,000
HELD TO MATURITY						
Obligations of states and political subdivisions	$ 221,000	$ 61,000	$998,000	$65,000	$ 1,219,000	$126,000

The unrealized losses on securities at December 31, 2003 were caused by increases in market interest rates. The contractual terms of the U.S. Government agency securities and the obligations of states and political subdivisions require the issuer to settle the securities at par upon maturity of the investment. The contractual cash flows of the mortgage backed securities and collateralized mortgage obligations are guaranteed by various government agencies or government sponsored enterprises such as GNMA, FNMA, and FHLMC. Because the Company has the ability and intent to hold these securities until a market price recovery or possibly to maturity, these investments are not considered other-than-temporarily impaired.

4. Loans

The major classifications of loans are as follows at December 31:

	2003	2002
REAL ESTATE LOANS		
Residential	$ 78,339,000	$ 72,559,000
Commercial	59,799,000	44,807,000
Home equity	18,337,000	14,825,000
Farm land	2,872,000	1,828,000
Construction	4,102,000	3,414,000
	163,449,000	137,433,000
OTHER LOANS		
Commercial loans	17,157,000	17,445,000
Consumer installment loans	15,350,000	17,314,000
Other consumer loans	1,488,000	1,537,000
Agricultural loans	403,000	375,000
	34,398,000	36,671,000
Total loans	197,847,000	174,104,000
Unearned discounts	(1,172,000)	(2,127,000)
Allowance for loan losses	(3,569,000)	(3,068,000)
Total loans, net	$193,106,000	$168,909,000

The Company originates residential and commercial real estate loans, as well as commercial, consumer and agricultural loans, to borrowers in Sullivan County, New York. A substantial portion of the loan portfolio is secured by real estate properties located in that area. The ability of the Company's borrowers to make principal and interest payments is dependent upon, among other things, the level of overall economic activity and the real estate market conditions prevailing within the Company's concentrated lending area. Periodically, the Company purchases loans from other financial institutions that are in markets outside of Sullivan County.

Nonperforming loans are summarized as follows at December 31:

	2003	2002	2001
Nonaccrual loans	$1,359,000	$3,162,000	$ 849,000
Loans past due 90 days or more and still accruing interest	1,764,000	57,000	809,000
Total nonperforming loans	$3,123,000	$3,219,000	$1,658,000
Nonperforming loans as a percentage of total loans	1.6%	1.9%	1.0%

Nonaccrual loans had the following effect on interest income for the years ended December 31:

	2003	2002	2001
Interest contractually due at original rates	$166,000	$ 278,000	$ 75,000
Interest income recognized	(37,000)	(140,000)	(37,000)
Interest income not recognized	$129,000	$ 138,000	$ 38,000

Changes in the allowance for loan losses are summarized as follows for the years ended December 31:

	2003	2002	2001
Balance at beginning of the year	$3,068,000	$2,614,000	$2,435,000
Provision for loan losses	620,000	900,000	300,000
Loans charged-off	(488,000)	(662,000)	(319,000)
Recoveries	369,000	216,000	198,000
Balance at end of year	$3,569,000	$3,068,000	$2,614,000

As of December 31, 2003 and 2002, the recorded investment in loans that were considered to be impaired under SFAS No. 114 totaled $948,000 and $1,255,000, respectively. There was no allowance for loan impairment under SFAS No. 114 at December 31, 2003, primarily due to prior charge-offs and the adequacy of collateral values on these loans. Included in the impaired loan balance at December 31, 2002 were $211,000 of impaired loans for which the related allowance for loan losses was $31,000. In addition, included in the impaired loan balance at December 31, 2002 were $1,044,000 of impaired loans that, primarily due to prior charge-offs and the adequacy of collateral values, did not require an allowance for loan losses in accordance with SFAS No. 114. During 2003, 2002, and 2001, the average recorded investment in impaired loans was approximately $1,102,000, $1,050,000, and $735,000, respectively. Interest income on impaired loans recognized on the cash basis during the period of impairment was not significant in any year.

5. Premises and Equipment

The major classifications of premises and equipment were as follows at December 31:

	2003	2002
Land	$ 387,000	$ 387,000
Buildings	2,711,000	2,757,000
Furniture and fixtures	106,000	473,000
Equipment	2,457,000	4,510,000
Building and leasehold improvements	920,000	1,000,000
Construction in progress	175,000	75,000
	6,756,000	9,202,000
Less accumulated depreciation and amortization	(3,693,000)	(5,972,000)
Total premises and equipment, net	$ 3,063,000	$ 3,230,000

Depreciation and amortization expense was $730,000, $781,000, and $588,000 in 2003, 2002, and 2001, respectively.

6. Time Deposits

The following is a summary of time deposits at December 31, 2003 by remaining period to contractual maturity (in thousands):

Within one year	$ 56,852,000
One to two years	35,416,000
Two to three years	3,308,000
Three to four years	3,239,000
Four to five years	3,145,000
Over five years	20,000
Total time deposits	$101,980,000

Time deposits of $100,000 or more totaled $22,863,000 at December 31, 2003 and $20,084,000 at December 31, 2002. Interest expense related to time deposits over $100,000 was $441,000, $587,000, and $1,089,000 for 2003, 2002, and 2001, respectively.

7. Federal Home Loan Bank Borrowings

The following is a summary of FHLB advances outstanding at December 31:

	2003		2002	
	Amount	Rate	Amount	Rate
Variable rate advances maturing within one year	$ 5,000,000	1.20%	$ 5,000,000	1.35%
Fixed rate advances maturing in 2003	—	—	3,000,000	3.75%
Fixed rate advances maturing in 2004	3,500,000	4.40%	3,500,000	4.40%
Fixed rate advances maturing in 2005	3,500,000	4.86%	3,500,000	4.86%
Fixed rate advances maturing in 2008	10,000,000	5.02%	10,000,000	5.02%
Fixed rate advances maturing in 2009	5,000,000	5.45%	5,000,000	5.45%
Total FHLB advances	$27,000,000	4.29%	$30,000,000	4.26%

Borrowings are secured by the Bank's investment in FHLB stock and by a blanket security agreement. This agreement requires the Bank to maintain as collateral certain qualifying assets (principally residential mortgage loans) not otherwise pledged. The carrying value of the total qualifying residential mortgage loan collateral at December 31, 2003 was $75.0 million which satisfied the collateral requirements of the FHLB.

8. Short-Term Borrowings

Short-term borrowings at December 31, 2003 and 2002 are primarily comprised of overnight FHLB borrowings. The Bank, as a member of the FHLB, has access to a line of credit program with a maximum borrowing capacity of $31.9 million and $29.9 million as of December 31, 2003 and 2002, respectively. Borrowings under the overnight program at December 31, 2003, were $5.0 million at a rate of 1.04%. Borrowings under the overnight program at December 31, 2002, were $6.0 million at a rate of 1.35%.

The Bank has pledged mortgage loans and FHLB stock as collateral on these borrowings. During 2003, the maximum month-end balance was $23.0 million, the average balance was $4.5 million, and the average interest rate was 1.19%. During 2002, the maximum month-end balance was $6.0 million, the average balance was $0.7 million, and the average interest rate was 1.56%. Short-term borrowings at December 31, 2003 and 2002 also included $521,000 and $433,000, respectively of treasury, tax and loan notes.

9. Income Taxes

The components of income tax expense are as follows for the years ended December 31:

	2003	2002	2001
CURRENT TAX EXPENSES			
Federal	$2,159,000	$2,068,000	$1,761,000
State	327,000	339,000	212,000
Deferred tax benefit	(502,000)	(184,000)	(651,000)
Total income tax expense	$1,984,000	$2,223,000	$1,322,000

Not included in the above table is net deferred income tax (benefit) expense of ($685,000), $879,000, and $162,000, in 2003, 2002, and 2001, respectively, associated with the unrealized gain or loss on securities available for sale and a minimum pension liability, which are recorded directly in stockholders' equity as components of accumulated other comprehensive income.

The reasons for the differences between income tax expense and taxes computed by applying the statutory Federal tax rate of 34% to income before income taxes are as follows:

	2003	2002	2001
Tax at statutory rate	$2,623,000	$2,538,000	$1,682,000
State taxes, net of Federal tax benefit	152,000	201,000	69,000
Tax-exempt interest	(660,000)	(418,000)	(346,000)
Interest expense allocated to tax-exempt securities	37,000	30,000	37,000
Net earnings from cash surrender value of bank-owned life insurance	(182,000)	(129,000)	(124,000)
Other adjustments	14,000	1,000	4,000
Income tax expense	$1,984,000	$2,223,000	$1,322,000

The tax effects of temporary differences and tax credits that give rise to deferred tax assets and liabilities at December 31 are presented below:

	2003	2002
DEFERRED TAX ASSETS		
Allowance for loan losses in excess of tax bad debt reserve	$1,241,000	$1,023,000
Interest on nonaccrual loans	7,000	7,000
Retirement benefits	896,000	668,000
Deferred compensation	91,000	84,000
Depreciation	304,000	252,000
Other real estate owned	143,000	143,000
Total deferred tax assets	2,682,000	2,177,000
DEFERRED TAX LIABILITIES		
Prepaid expenses	(294,000)	(291,000)
Other taxable temporary differences	(4,000)	(4,000)
Total deferred tax liabilities	(298,000)	(295,000)
Net deferred tax asset	$2,384,000	$1,882,000

In addition to the deferred tax assets and liabilities described above, the Company also has a deferred tax liability of $535,000 at December 31, 2003 related to the net unrealized gain on securities available for sale as of December 31, 2003 and a deferred tax asset of $478,000 related to a minimum pension liability as of December 31, 2003. In addition to the deferred tax assets and liabilities described above, the Company also has a deferred tax liability of $1,348,000 at December 31, 2002 related to the net unrealized gain on securities available for sale as of December 31, 2002 and a deferred tax asset of $606,000 related to a minimum pension liability as of December 31, 2002.

In assessing the realizability of the Company's total deferred tax assets, management considers whether it is more likely than not that some portion or all of those assets will not be realized. Based upon management's consideration of historical and anticipated future pre-tax income, as well as the reversal period for the items giving rise to the deferred tax assets and liabilities, a valuation allowance for deferred tax assets was not considered necessary at December 31, 2003 and 2002.

10. Other Non-interest Expenses

The major components of other non-interest expenses are as follows for the years ended December 31:

	2003	2002	2001
Stationery and supplies	$ 348,000	$ 283,000	$ 287,000
Director expenses	227,000	244,000	228,000
ATM and credit card processing fees	469,000	462,000	491,000
Professional services	406,000	247,000	259,000
Other expenses	1,386,000	1,378,000	1,181,000
Other expenses	$2,836,000	$2,614,000	$2,446,000

11. Regulatory Capital Requirements

National banks are required to maintain minimum levels of regulatory capital in accordance with regulations of the Office of the Comptroller of the Currency (OCC). The Federal Reserve Board (FRB) imposes similar requirements for consolidated capital of bank holding companies. The OCC and FRB regulations require a minimum leverage ratio of Tier 1 capital to total adjusted assets of 4.0%, and minimum ratios of Tier I and total capital to risk-weighted assets of 4.0% and 8.0%, respectively.

Under its prompt corrective action regulations, the OCC is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized bank. Such actions could have a direct material effect on a bank's financial statements. The regulations establish a framework for the classification of banks into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, a bank is considered well capitalized if it has a leverage (Tier I) capital ratio of at least 5.0%, a Tier 1 risk-based capital ratio of at least 6.0%, and a total risk-based capital ratio of at least 10.0%.

The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about capital components, risk weightings and other factors.

Management believes that, as of December 31, 2003 and 2002, the Bank and the Parent Company met all capital adequacy requirements to which they are subject. Further, the most recent OCC notification categorized the Bank as a well-capitalized bank under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

The following is a summary of the actual capital amounts and ratios as of December 31, 2003 and 2002 for the Bank and the Parent Company (consolidated), compared to the required ratios for minimum capital adequacy and for classification as well-capitalized:

	Actual		Required Ratios	
	Amount	Ratio	Minimum Capital Adequacy	Classification as Well Capitalized
DECEMBER 31, 2003				
BANK				
Leverage (Tier 1) capital	$32,478,000	9.2%	4.0%	5.0%
Risk-based capital:				
Tier 1	32,478,000	15.7	4.0	6.0
Total	35,082,000	16.9	8.0	10.0
CONSOLIDATED				
Leverage (Tier 1) capital	$35,013,000	10.3%	4.0%	
Risk-based capital:				
Tier 1	35,013,000	16.7	4.0	
Total	37,617,000	17.9	8.0	
DECEMBER 31, 2002				
BANK				
Leverage (Tier 1) capital	$27,202,000	8.5%	4.0%	5.0%
Risk-based capital:				
Tier 1	27,202,000	14.9	4.0	6.0
Total	29,489,000	16.2	8.0	10.0
CONSOLIDATED				
Leverage (Tier 1) capital	$30,544,000	9.8%	4.0%	
Risk-based capital:				
Tier 1	30,544,000	16.6	4.0	
Total	32,831,000	17.8	8.0	

12. Stockholders' Equity

DIVIDEND RESTRICTIONS

Dividends paid by the Bank are the primary source of funds available to the Parent Company for payment of dividends to its stockholders and for other working capital needs. Applicable Federal statutes, regulations and guidelines impose restrictions on the amount of dividends that may be declared by the Bank. Under these restrictions, the dividends declared and paid by the Bank to the Parent Company may not exceed the total amount of the Bank's net profit retained in the current year plus its retained net profits, as defined, from the two preceding years. The Bank's retained net profits (after dividend payments to the Parent Company) for 2003 and 2002 totaled $8,972,000.

PREFERRED STOCK PURCHASE RIGHTS

On July 9, 1996, the board of directors declared a dividend distribution of one purchase right ("Right") for each outstanding share of Parent Company common stock ("Common Stock"), to stockholders of record at the close of business on July 9, 1996. The Rights have a 10-year term.

The Rights become exercisable (i) 10 days following a public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock, or (ii) 10 days following the commencement of a tender offer or exchange offer that, if successful, would result in an acquiring person or group beneficially owning 30% or more of the outstanding Common Stock (unless such tender or exchange offer is predicated upon the redemption of the Rights).

When the Rights become exercisable, a holder is entitled to purchase one one-hundredth of a share, subject to adjustment, of Series A Preferred Stock of the Parent Company or, upon the occurrence of certain events described below, Common Stock of the Parent Company or common stock of an entity that acquires the Company. The purchase price per one one-hundredth of a share of Series A Preferred Stock (Purchase Price) will equal the board of directors' judgment as to the "long-term investment value" of one share of Common Stock at the end of the 10-year term of the Rights.

Upon the occurrence of certain events (including certain acquisitions of more than 20% of the Common Stock by a person or group), each holder of an unexercised Right will be entitled to receive Common Stock having a value equal to twice the Purchase Price of the Right. Upon the occurrence of certain other events (including acquisition of the Parent Company in a merger or other business combination in which the Parent Company is not the surviving corporation), each holder of an unexercised Right will be entitled to receive common stock of the acquiring person having a value equal to twice the Purchase Price of the Right.

The Parent Company may redeem the Rights (to the extent not exercised) at any time, in whole but not in part, at a price of $0.01 per Right.

13. Comprehensive Income

Comprehensive income represents the sum of net income and items of "other comprehensive income" which are reported directly in stockholders' equity, such as the net unrealized gain or loss on securities available for sale and minimum pension liability adjustments. The Company has reported its comprehensive income for 2003, 2002, and 2001 in the consolidated statements of changes in stockholders' equity.

The Company's other comprehensive income consisted of the following components for the years ended December 31:

	2003	2002	2001
Net unrealized holding (losses) gains arising during the year, net of taxes of $688,000 in 2003, ($1,276,000) in 2002, and ($374,000) in 2001	$(998,000)	$1,848,000	$ 542,000
Reclassification adjustment for net realized (gains) losses included in income, net of taxes of $125,000 in 2003, $0 in 2002, and $3,000 in 2001	(182,000)	1,000	(4,000)
Minimum pension liability adjustment, net of taxes of ($128,000) in 2003, $397,000 in 2002, and $209,000 in 2001	186,000	(576,000)	(303,000)
Other comprehensive (loss) income	$(994,000)	$1,273,000	$ 235,000

14. Related Party Transactions

Certain directors and executive officers of the Company, as well as certain affiliates of these directors and officers, have engaged in loan transactions with the Company. Such loans were made in the ordinary course of business at the Company's normal terms, including interest rates and collateral requirements, and do not represent more than normal risk of collection. Outstanding loans to these related parties are summarized as follows at December 31:

	2003	2002
Directors	$ 961,000	$708,000
Executive offices (nondirectors)	266,000	262,000
	$1,227,000	$970,000

During 2003, total advances to these directors and officers were $944,000 and total payments made on these loans were $687,000. These directors and officers had unused lines of credit with the Company of $1,206,000 at December 31, 2003.

15. Employee Benefit Plans

PENSION AND OTHER POSTRETIREMENT BENEFITS
The Company has a noncontributory defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's average compensation during the five consecutive years in the last ten years of employment affording the highest such average. The Company's funding policy is to contribute annually an amount sufficient to satisfy the minimum funding requirements of ERISA, but not greater than the maximum amount that can be deducted for Federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date, but also for benefits expected to be earned in the future.

The Company also sponsors postretirement medical and life insurance benefit plans for retirees in the pension plan. Effective in 1993, employees must retire after age 60 with at least 10 years of service to be eligible for medical benefits. The plans are noncontributory, except that the retiree must pay the full cost of spouse medical coverage. Both of the plans are unfunded. The Company accounts for the cost of these postretirement benefits in accordance with SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*. Accordingly, the cost of these benefits is recognized on an accrual basis as employees perform services to earn the benefits. The Company adopted SFAS No. 106 as of January 1, 1993 and elected to amortize the accumulated benefit obligation at that date (transition obligation) into expense over the allowed period of 20 years.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Act) was signed into law. The Medicare Act introduced both a Medicare prescription-drug benefit and a federal subsidy to sponsors of retiree health-care plans that provide a benefit at least "actuarially equivalent" to the Medicare benefit. These provisions of the Medicare Act will affect accounting measurements under SFAS No. 106. Accordingly, the FASB staff has issued guidance allowing companies to recognize or defer recognizing the effects of the Medicare Act in annual financial statements for fiscal years ending after enactment of the Medicare Act. The Company has elected to defer recognizing the effects of the Medicare Act in its December 31, 2003 consolidated financial statements. Accordingly, the reported measures of the accumulated postretirement benefit obligation and net periodic postretirement benefit cost do not include the effects of the Medicare Act. When issued, the specific authoritative literature on accounting for the federal subsidy could require the Company to revise its previously reported information.

The Company expects to contribute $488,000 to its pension plan and $80,000 to its other postretirement benefits plan in 2004. The pension benefits expected to be paid in each year from 2004-2008 are $215,000, $212,000, $233,000, $240,000, and $242,000, respectively. The aggregate pension benefits expected to be paid in the five years from 2009-2013 are $1,938,000. The expected benefits are based on the same assumptions used to measure the Company's benefit obligation at September 30 and include estimated future employee service. The other postretirement benefits expected to be paid in each year from 2004-2008 are $102,000, $107,000, $128,000, $145,000, and $163,000, respectively. The aggregate other postretirement benefits expected to be paid in the five years from 2009-2013 are $1,192,000. The expected benefits are based on the same assumptions used to measure the Company's benefit obligation at December 31 and include estimated future employee service.

The following is a summary of changes in the benefit obligations and plan assets for the pension plan as of a September 30 measurement date and the other postretirement benefits plan as of a December 31 measurement date, together with a reconciliation of each plan's funded status to the amounts recognized in the consolidated balance sheets:

	Pension Benefits		Postretirement Benefits	
	2003	2002	**2003**	2002
CHANGES IN BENEFIT OBLIGATION				
Beginning of year	**$ 5,624,000**	$ 4,525,000	**$ 2,272,000**	$ 2,530,000
Service cost	**253,000**	249,000	**151,000**	186,000
Interest cost	**339,000**	334,000	**146,000**	181,000
Actuarial (gain) loss	**53,000**	716,000	**1,070,000**	(589,000)
Benefits paid	**(220,000)**	(200,000)	**(43,000)**	(45,000)
Other	**—**	—	**8,000**	9,000
End of year	**6,049,000**	5,624,000	**3,604,000**	2,272,000
CHANGES IN FAIR VALUE OF PLAN ASSETS				
Beginning of year	**3,180,000**	3,210,000	**—**	—
Actual return on plan assets	**511,000**	(157,000)	**—**	—
Employer contributions	**751,000**	327,000	**43,000**	45,000
Benefits paid	**(220,000)**	(200,000)	**(43,000)**	(45,000)
End of year	**4,222,000**	3,180,000	**—**	—
Funded status at end of year	**(1,827,000)**	(2,444,000)	**(3,604,000)**	(2,272,000)
Unrecognized net transition (asset) obligation	**(10,000)**	(15,000)	**166,000**	184,000
Unrecognized net actuarial loss	**2,202,000**	2,493,000	**1,437,000**	374,000
Unrecognized prior service cost	**262,000**	287,000	**—**	—
Net amount recognized	**$ 627,000**	$ 321,000	**$(2,001,000)**	$(1,714,000)
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET CONSIST OF				
Prepaid (accrued) benefit cost	**$ 627,000**	$ 321,000	**$(2,001,000)**	$(1,714,000)
Additional minimum liability	**(1,433,000)**	(1,772,000)	**—**	—
Intangible asset	**262,000**	287,000	**—**	—
Accumulated other comprehensive loss (pre-tax basis)	**1,171,000**	1,485,000	**—**	—
Net amount recognized	**$ 627,000**	$ 321,000	**$(2,001,000)**	$(1,714,000)

The accumulated benefit obligation for the pension plan was $5,028,000 and $4,631,000 at September 30, 2003 and 2002, respectively.

The components of the net periodic benefit cost for these plans were as follows:

	Pension Benefits		
	2003	2002	2001
Service cost	$ 253,000	$ 249,000	$ 202,000
Interest cost	339,000	334,000	299,000
Expected return on plan assets	(278,000)	(271,000)	(306,000)
Amortization of prior service cost	25,000	25,000	25,000
Amortization of transition asset	(4,000)	(4,000)	(4,000)
Recognized net actuarial loss	110,000	114,000	25,000
Net periodic benefit cost	$ 445,000	$ 447,000	$ 241,000

	Postretirement Benefits		
	2003	2002	2001
Service cost	$151,000	$186,000	$128,000
Interest cost	146,000	181,000	118,000
Amortization of transition obligation	18,000	18,000	19,000
Recognized net actuarial loss	8,000	42,000	10,000
Net periodic benefit cost	$323,000	$427,000	$275,000

Assumptions used to determine benefit obligations for the pension plan as of a September 30 measurement date and for the other postretirement benefits plan as of a December 31 measurement date were as follows:

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
Discount rate	5.85%	6.50%	5.85%	6.50%
Rate of compensation increase	3.85	4.50		

Assumptions used to determine net periodic benefit cost were as follows:

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
Discount rate	6.50%	7.25%	6.50%	7.25%
Expected long-term rate of return on plan assets	8.25	8.50		
Rate of compensation increase	4.50	5.00		

The Company's expected long-term rate of return on plan assets reflects long-term earnings expectations and was determined based on historical returns earned by existing plan assets adjusted to reflect expectations of future returns as applied to plan's targeted allocation of assets.

The assumed health care cost trend rate for retirees under age 65 which was used to determine the benefit obligation for the other postretirement benefits plan at December 31, 2003 was 9.0%, declining gradually to 5.0% in 2007 and remaining at that level thereafter. The assumed health care cost trend rate for retirees over age 65 which was also used to determine the benefit obligation for the other postretirement benefits plan at December 31, 2003 was 8.0%, declining gradually to 4.0% in 2007 and remaining at that level thereafter. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the benefit obligation at December 31, 2003 by approximately $670,000 and the net periodic benefit cost for the year by approximately $63,000; a one percentage point decrease would decrease the benefit obligation and benefit cost by approximately $524,000 and $49,000, respectively.

The Company's pension plan asset allocation at September 30, 2003 and 2002, by asset category is as follows:

	2003	2002
ASSET CATEGORY		
Equity securities	49%	48%
Debt securities	37	41
Other	14	11
Total	100%	100%

Plan assets are invested in six diversified investment funds of Massachusetts Mutual Life Insurance Company (Mass Mutual). The investment funds include three equity funds, two bond funds and one money market fund. Mass Mutual has been given discretion by the Company to determine the appropriate strategic asset allocation as governed by the Company's Discretionary Asset Management Investment Policy Statement which provides specific targeted asset allocations for each investment fund as follows:

	Allocation Range
MASS MUTUAL INVESTMENT FUNDS	
Core Value Equity	25% – 35%
Small Cap Equity	5% – 15%
International Equity	5% – 15%
Core Bond	15% – 30%
Short Duration Bond	0% – 30%
Money Market	5% – 25%

TAX-DEFERRED SAVINGS PLAN

The Company maintains a qualified 401(k) plan for all employees, which permits tax-deferred employee contributions up to 15% of salary and provides for matching contributions by the Company. The Company matches 100% of employee contributions up to 4% of the employee's salary and 25% of the next 2% of the employee's salary. The Company continues to match 25% of employee contributions beyond 6% of the employee's salary until the total matching contribution reaches $1,500 or 15%. The Company contributed $144,000 in 2003, $130,000 in 2002, and $132,000 in 2001.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

In 2003, the Company established a Supplemental Executive Retirement Plan for certain executive officers primarily to restore benefits cutback in certain employee benefit plans due to Internal Revenue Service regulations. The benefits accrued under this plan totaled $103,000 at December 31, 2003 and are unfunded. The Company recorded an expense of $103,000 relating to this plan during the year ended December 31, 2003.

DIRECTOR RETIREMENT PLAN

In 2003, the Company established a Director Retirement Plan in order to provide certain retirement benefits to participating directors. Generally, each participating director receives an annual retirement benefit of sixty to eighty percent of their average annual cash compensation during the three calendar years preceding their retirement date, as defined in the plan. This annual retirement benefit is payable until death and may not exceed $40,000 per year. The benefits accrued under this plan totaled $80,000 at December 31, 2003 and are unfunded. The Company recorded an expense of $80,000 relating to this plan during the year ended December 31, 2003.

16. Commitments and Contingent Liabilities

LEGAL PROCEEDINGS

The Parent Company and the Bank are, from time to time, defendants in legal proceedings relating to the conduct of their business. In the best judgment of management, the consolidated financial position of the Company will not be affected materially by the outcome of any pending legal proceedings.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

The Company is a party to certain financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These are limited to commitments to extend credit and standby letters of credit which involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

The Company's maximum exposure to credit loss in the event of nonperformance by the other party to these instruments represents the contract amounts, assuming that they are fully funded at a later date and any collateral proves to be worthless. The Company uses the same credit policies in making commitments as it does for on-balance-sheet extensions of credit.

Contract amounts of financial instruments that represent agreements to extend credit are as follows at December 31:

	2003	2002
Loan origination commitments and unused lines of credit:		
Mortgage loans	$10,121,000	$10,837,000
Commercial loans	13,034,000	6,009,000
Credit card lines	3,044,000	3,010,000
Home equity lines	7,011,000	5,506,000
Other revolving credit	2,157,000	1,995,000
	35,367,000	27,357,000
Standby letters of credit	630,000	325,000
	$35,997,000	$27,682,000

These agreements to extend credit have been granted to customers within the Company's lending area described in note 4 and relate primarily to fixed-rate loans.

Loan origination commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. These agreements generally have fixed expiration dates or other termination clauses and may require payment of a fee by the customer. Since commitments and lines of credit may expire without being fully drawn upon, the total contract amounts do not necessarily represent future cash requirements.

The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral, if any, required by the Company upon the extension of credit is based on management's credit evaluation of the customer. Mortgage commitments are secured by a first lien on real estate. Collateral on extensions of credit for commercial loans varies but may include accounts receivable, equipment, inventory, livestock, and income-producing commercial property.

FASB Interpretation No. 45 (FIN No. 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others; an Interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34*, requires certain disclosures and liability-recognition for the fair value at issuance of guarantees that fall within its scope. Under FIN No. 45, the Company does not issue any guarantees that would require liability-recognition or disclosure, other than its standby letters of credit. The Company has issued conditional commitments in the form of standby letters of credit to guarantee payment on behalf of a customer and guarantee the performance of a customer to a third party. Standby letters of credit generally arise in connection with lending relationships. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Contingent obligations under standby letters of credit totaled $630,000 and $325,000 at December 31, 2003 and 2002, respectively, and represent the maximum potential future payments the Company could be required to make. Typically, these instruments have terms of twelve months or less and expire unused; therefore, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance sheet instruments. Company policies governing loan collateral apply to standby letters of credit at the time of credit extension. Loan-to-value ratios are generally consistent with loan-to-value requirements for other commercial loans secured by similar types of collateral. The fair value of the Company's standby letters of credit at December 31, 2003 and 2002 was insignificant.

17. Fair Values of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires that the Company disclose estimated fair values for its on- and off-balance-sheet financial instruments. SFAS No. 107 defines fair value as the amount at which a financial instrument could be exchanged in a current transaction between parties other than in a forced sale or liquidation.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holding of a particular financial instrument, nor do they reflect possible tax ramifications or transaction costs. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected net cash flows, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business or the value of nonfinancial assets and liabilities. In addition, there are significant unrecognized intangible assets that are not included in these fair value estimates, such as the value of "core deposits" and the Company's branch network.

The following is a summary of the net carrying values and estimated fair values of the Company's financial assets and liabilities (none of which were held for trading purposes) at December 31:

	2003		2002	
	Net Carrying Value	Estimated Fair Value	Net Carrying Value	Estimated Fair Value
FINANCIAL ASSETS				
Cash and due from banks	$ 15,992,000	$ 15,992,000	$ 12,874,000	$ 12,874,000
Securities available for sale	115,564,000	115,564,000	117,942,000	117,942,000
Securities held to maturity	5,916,000	5,947,000	4,673,000	4,789,000
Loans, net	193,106,000	195,627,000	168,909,000	173,401,000
Accrued interest receivable	2,301,000	2,301,000	2,129,000	2,129,000
FHLB stock	1,600,000	1,600,000	1,900,000	1,900,000
FINANCIAL LIABILITIES				
Demand deposits (non-interest bearing)	59,189,000	59,189,000	49,675,000	49,675,000
Interest-bearing deposits	221,038,000	221,038,000	203,117,000	203,117,000
FHLB advances	27,000,000	28,113,000	30,000,000	31,411,000
Short-term borrowings	5,521,000	5,521,000	6,433,000	6,433,000
Accrued interest payable	224,000	224,000	356,000	356,000

The specific estimation methods and assumptions used can have a substantial impact on the estimated fair values. The following is a summary of the significant methods and assumptions used by the Company to estimate the fair values shown in the preceding table:

SECURITIES

The carrying values for securities maturing within 90 days approximate fair values because there is little interest rate or credit risk associated with these instruments. The fair values of longer-term securities are estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair values of certain state and municipal securities are not readily available through market sources; accordingly, fair value estimates are based on quoted market prices of similar instruments, adjusted for any significant differences between the quoted instruments and the instruments being valued.

LOANS

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, consumer, real estate and other loans. Each loan category is further segregated into fixed and adjustable rate interest terms and by performing and nonperforming categories. The fair values of performing loans are calculated by discounting scheduled cash flows through estimated maturity using estimated market discount rates that reflect the credit and interest rate risks inherent in the loans. Estimated maturities are based on contractual terms and repricing opportunities.

The fair values of nonperforming loans are based on recent external appraisals and discounted cash flow analyses. Estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgementally determined using available market information and specific borrower information.

DEPOSIT LIABILITIES

The fair values of deposits with no stated maturity (such as checking, savings and money market deposits) equal the carrying amounts payable on demand. The fair values of time deposits are based on the discounted value of contractual cash flows (but are not less than the net amount at which depositors could settle their accounts). The discount rates are estimated based on the rates currently offered for time deposits with similar remaining maturities.

FHLB ADVANCES

The fair value was estimated by discounting scheduled cash flows through maturity using current market rates.

OTHER FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents, FHLB stock, accrued interest receivable, accrued interest payable and short-term debt approximated their carrying values at December 31, 2003 and 2002.

The fair values of the agreements to extend credit described in note 16 are estimated based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value estimates also consider the difference between current market interest rates and the committed rates. At December 31, 2003 and 2002, the fair values of these financial instruments approximated the related carrying values which were not significant.

18. Condensed Parent Company Financial Statements

The following are the condensed parent company only financial statements for Jeffersonville Bancorp:

BALANCE SHEETS

December 31,	2003	2002
ASSETS		
Cash	$ 112,000	$ 518,000
Securities available for sale	711,000	844,000
Investment in subsidiary	33,377,000	29,453,000
Premises and equipment	1,024,000	1,086,000
Other assets	605,000	603,000
Total assets	$35,829,000	$32,504,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities	$ 43,000	$ 7,000
Stockholders' equity	35,786,000	32,497,000
Total liabilities and stockholders' equity	$35,829,000	$32,504,000

STATEMENTS OF INCOME

Years Ended December 31,	**2003**	2002	2001
Dividend income from subsidiary	**$ 700,000**	$1,100,000	$1,600,000
Dividend income on securities available for sale	**48,000**	92,000	127,000
Net security gains	**—**	—	30,000
Rental income from subsidiary	**313,000**	313,000	313,000
Other non-interest income	**—**	3,000	—
	1,061,000	1,508,000	2,070,000
Occupancy and equipment expenses	**108,000**	108,000	108,000
Other non-interest expenses	**154,000**	68,000	79,000
	262,000	176,000	187,000
Income before income taxes and undistributed income of subsidiary	**799,000**	1,332,000	1,883,000
Income tax expense	**38,000**	91,000	113,000
Income before undistributed income of subsidiary	**761,000**	1,241,000	1,770,000
Equity in undistributed income of subsidiary	**4,971,000**	4,001,000	1,855,000
Net income	**$5,732,000**	$5,242,000	$3,625,000

STATEMENTS OF CASH FLOWS

Years Ended December 31,	**2003**	2002	2001
OPERATING ACTIVITIES			
Net income	**$ 5,732,000**	$ 5,242,000	$ 3,625,000
Equity in undistributed income of subsidiary	**(4,971,000)**	(4,001,000)	(1,855,000)
Depreciation and amortization	**62,000**	62,000	62,000
Net security gains	**—**	—	(30,000)
Other adjustments, net	**(2,000)**	46,000	(960,000)
Net cash provided by operating activities	**821,000**	1,349,000	842,000
INVESTING ACTIVITIES			
Proceeds from calls of securities available for sale	**598,000**	402,000	530,000
Purchase of securities available for sale	**(376,000)**	(3,000)	(52,000)
Net purchases of premises and equipment	**—**	—	(139,000)
Cash provided by investing activities	**222,000**	399,000	339,000
FINANCING ACTIVITIES			
Cash dividends paid	**(1,449,000)**	(1,331,000)	(1,102,000)
Purchases of treasury stock	**—**	—	(554,000)
Net cash used in financing activities	**(1,449,000)**	(1,331,000)	(1,656,000)
Net (decrease) increase in cash	**(406,000)**	417,000	(475,000)
Cash at beginning of year	**518,000**	101,000	576,000
Cash at end of year	**$ 112,000**	$ 518,000	$ 101,000

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003 Commission File Number: 0-19212

JEFFERSONVILLE BANCORP
(Exact name of Registrant as specified in its charter)

New York	22-2385448
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

P.O. Box 398, Jeffersonville, New York 12748
(Address of principal executive offices)

Registrant's telephone number, including area code: (845) 482-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
NONE	NONE

Securities registered pursuant to Section 12 (g) of the Act:
Common Stock, $0.50 Par Value
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such report(s), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
Yes [ ] No [X]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the Registrant's most recently completed second fiscal quarter. $73,618,918

Indicate the number of shares outstanding in each of the issuer's classes of common stock:

Class of Common Stock	Number of Shares Outstanding as of March 12, 2004
$0.50 Par Value	4,434,321

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for its Annual Meeting of Stockholders to be held on April 27, 2004.

Item 1. Business

GENERAL

Jeffersonville Bancorp (the "Company") was organized as a New York corporation on January 12, 1982, for the purpose of becoming a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Effective June 30, 1982, the Company became the registered bank holding company for The First National Bank of Jeffersonville, a bank chartered in 1913 and organized under the national banking laws of the United States (the "Bank"). The Company is engaged in the business of managing or controlling its subsidiary bank and such other business related to banking as may be authorized under the BHC Act.

At December 31, 2003 and 2002, the Company had total assets of $352,204,000 and $325,025,000, available for sale securities of $115,564,000 and $117,942,000, securities held to maturity of $5,916,000 and $4,673,000 and net loans receivable of $193,106,000 and $168,909,000, respectively. At December 31, 2003 and 2002, total deposits were $280,227,000 and $252,792,000, respectively. At December 31, 2003 and 2002, shareholder's equity was $35,786,000 and $32,497,000, respectively.

The Bank is based in Sullivan County, New York. In addition to its main office and operations center in Jeffersonville, the Bank has nine additional branch office locations in Eldred, Liberty, Loch Sheldrake, Monticello, Livingston Manor, Narrowsburg, Callicoon, Wurtsboro and one in a Wal*Mart store in Monticello. The Bank is a full service banking institution employing approximately 124 people and serving all of Sullivan County, New York as well as some areas of adjacent counties in New York and Pennsylvania.

NARRATIVE DESCRIPTION OF BUSINESS

Through its community bank subsidiary, The First National Bank of Jeffersonville, the Company provides traditional banking related services, which constitute the Company's only business segment. Banking services consist primarily of attracting deposits from the areas served by its banking offices and using those deposits to originate a variety of commercial, consumer, and real estate loans. The Company's primary sources of liquidity are its deposit base; FHLB borrowings; repayments and maturities on loans; short-term assets such as federal funds and short-term interest bearing deposits in banks; and maturities and sales of securities available for sale.

The Bank has one subsidiary, FNBJ Holding Corporation, which is a REIT (Real Estate Investment Trust) and is wholly-owned by the Bank.

The Company's filings with the Securities and Exchange Commission, including this Annual Report on Form 10-K, are available on the Company's website, www.jeffbank.com or upon request submitted to Charles E. Burnett, P.O. Box 398, Jeffersonville, New York 12748.

DEPOSIT AND LOAN PRODUCTS

Deposit Products. The Bank offers a variety of deposit products typical of commercial banks and has designed product offerings responsive to the needs of both individuals and businesses. Traditional demand deposit accounts, interest-bearing transaction accounts (NOW accounts) and savings accounts are offered on a competitive basis to meet customers' basic banking needs. Money market accounts, time deposits in the form of certificates of deposit and IRA/KEOGH accounts provide customers with price competitive and flexible investment alternatives. The Bank does not have a single depositor or a small group of related depositors whose loss would have a material adverse effect upon the business of the Bank.

The Company originates residential and commercial real estate loans, as well as commercial, consumer and agricultural loans, to borrowers in Sullivan County, New York. A substantial portion of the loan portfolio is secured by real estate properties located in that area. The ability of the Company's borrowers to make principal and interest payments is dependent upon, among other things, the level of overall economic activity and the real estate market conditions prevailing within the Company's concentrated lending area. Periodically, the Company purchases loans from other financial institutions that are in markets outside of Sullivan County.

Please refer to the Notes to Consolidated Financial Statements for further information regarding loans and nonperforming loans.

Loan Products. The Company offers a broad range of commercial and consumer loan products designed to meet the banking needs of individual customers, businesses and municipalities. Additional information is set forth below relating to the Bank's loan products, including major loan categories, general loan terms, credit underwriting criteria, and risks particular to each category of loans. The Bank does not have a major loan concentration in any individual industry.

Commercial Loans and Commercial Real Estate Loans. The Bank offers a variety of commercial credit products and services to its customers. These include secured and unsecured loan products specifically tailored to the credit needs of the customers, underwritten with terms and conditions reflective of risk profile objectives and corporate earnings requirements. These products are offered at all branch locations. All loans are governed by a commercial loan policy which was developed to provide a clear framework for determining acceptable levels of credit risk, underwriting criteria, monitoring existing credits, and managing problem credit relationships. Credit risk control mechanisms have been established and are monitored closely for compliance by the internal auditor and an external loan review company.

Risks particular to commercial loans include borrowers' capacities to perform according to contractual terms of loan agreements during periods of unfavorable economic conditions and changing competitive environments. Management expertise and competency are critical factors affecting the customers' performance and ultimate ability to repay their debt obligations. Commercial real estate loans are exposed to collateral value decreases.

Consumer Loans. The Bank also offers a variety of consumer loan products. These products include both open-end credit (credit cards, home equity lines of credit, unsecured revolving lines of credit) and closed-end credit secured and unsecured direct and indirect installment loans. Most of these loans are originated at the branch level. This delivery mechanism is supported by an automated loan platform delivery system and a decentralized underwriting process. The lending process is designed to ensure not only the efficient delivery of credit products, but also compliance with applicable consumer regulations while minimizing credit risk exposure.

Credit decisions are made under the guidance of a standard consumer loan policy, with the assistance of senior credit managers. The loan policy was developed to provide definitive guidance encompassing credit underwriting, monitoring and management. The quality and condition of the consumer loan portfolio, as well as compliance with established standards, is also monitored closely.

A borrower's ability to repay consumer debt is generally dependent upon the stability of the income stream necessary to service the debt. Adverse changes in economic conditions resulting in higher levels of unemployment increase the risk of consumer defaults. Risk of default is also impacted by a customer's total debt obligation. While the Bank can analyze a borrower's capacity to repay at the time a credit decision is made, subsequent extensions of credit by other financial institutions may cause the customer to become over-extended, thereby increasing the risk of default.

Residential Real Estate Loans. The Company originates a variety of mortgage loan products including balloon mortgages, adjustable rate mortgages and fixed rate mortgages. All mortgage loans originated are held in the Bank's portfolio. Residential real estate loans possess risk characteristics much the same as consumer loans. Stability of the borrower's employment is a critical factor in determining the likelihood of repayment. Market value risk, where the value of the underlying collateral declines due to economic conditions, is also a factor.

SUPERVISION AND REGULATION

The Company is a bank holding company, registered with the Board of Governors of the Federal Reserve System ("Federal Reserve") under the Bank Holding Company Act ("BHC Act"). As such, the Federal Reserve is the Company's primary federal regulator, and the Company is subject to extensive regulation, examination, and supervision by the Federal Reserve. The Bank is a national association, chartered by the Office of the Comptroller of the Currency ("OCC"). The OCC is the Bank's primary federal regulator, and the Bank is subject to extensive regulation, examination, and supervision by the OCC. In addition, as to certain matters, the Bank is subject to regulation by the Federal Reserve and the Federal Deposit Insurance Corporation ("FDIC").

The Company is subject to capital adequacy guidelines of the Federal Reserve. The guidelines apply on a consolidated basis and require bank holding companies having the highest regulatory ratings for safety and soundness to maintain a minimum ratio of Tier 1 capital to total average assets (or "leverage ratio") of 3%. All other bank holding companies are required to maintain an additional capital cushion of 100 to 200 basis points. The Federal Reserve capital adequacy guidelines also require bank holding companies to maintain a minimum ratio of Tier 1 capital to risk-weighted assets of 4% and a minimum ratio of qualifying total capital to risk-weighted assets of 8%. As of December 31, 2003, the Company's leverage ratio was 10.3%, its ratio of Tier 1 capital to risk-weighted assets was 16.7%, and its ratio of qualifying total capital to risk-weighted assets was 17.9%. The Federal Reserve may set higher minimum capital requirements for bank holding companies whose circumstances warrant it, such as companies anticipating significant growth or facing unusual risks. The Federal Reserve has not advised the Company of any special capital requirement applicable to it.

Any bank holding company whose capital does not meet the minimum capital adequacy guidelines is considered to be undercapitalized and is required to submit an acceptable plan to the Federal Reserve for achieving capital adequacy. Such a company's ability to pay dividends to its shareholders could be restricted. In addition, the Federal Reserve has indicated that it will consider a bank holding company's capital ratios and other indications of its capital strength in evaluating any proposal to expand its banking or nonbanking activities.

The Bank is subject to leverage and risk-based capital requirements and minimum capital guidelines of the OCC that are similar to those applicable to the Company. As of December 31, 2003, the Bank was in compliance with all minimum capital requirements. The Bank's leverage ratio was 9.2%, its ratio of Tier 1 capital to risk-weighted assets was 15.7%, and its ratio of qualifying total capital to risk-weighted assets was 16.9%.

Any bank that is less than well-capitalized is subject to certain mandatory prompt corrective actions by its primary federal regulatory agency, as well as other discretionary actions, to resolve its capital deficiencies. The severity of the actions required to be taken increases as the bank's capital position deteriorates. A bank holding company must guarantee that a subsidiary bank will meet its capital restoration plan, up to an amount equal to 5% of the subsidiary bank's assets or the amount required to meet regulatory capital requirements, whichever is less. In addition, under Federal Reserve policy, a bank holding company is expected to serve as a source of financial strength, and to commit financial resources to support its subsidiary banks. Any capital loans made by a bank holding company to a subsidiary bank are subordinate to the claims of depositors in the bank and to certain other indebtedness of the subsidiary bank. In the event of the bankruptcy of a bank holding company, any commitment by the bank holding company to a federal banking regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and would be entitled to priority of payment.

The Bank also is subject to substantial regulatory restrictions on its ability to pay dividends to the Company. Under OCC regulations, the Bank may not pay a dividend, without prior OCC approval, if the total amount of all dividends declared during the calendar year, including the proposed dividend, exceed the sum of its retained net income to date during the calendar year and its retained net income over the preceding two years. As of December 31, 2003, approximately $8,972,000 was available for the payment of dividends without prior OCC approval. The Bank's ability to pay dividends also is subject to the Bank being in compliance with regulatory capital requirements. The Bank is currently in compliance with these requirements.

The deposits of the Bank are insured up to regulatory limits by the FDIC and, accordingly, are subject to deposit insurance assessments to maintain the insurance funds administered by the FDIC. The deposits of the Bank historically have been subject to deposit insurance assessments to maintain the Bank Insurance Fund ("BIF"). The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Under this system, the FDIC places each insured bank in one of three capitalization categories and one of three supervisory categories, based on evaluations provided by the institution's primary federal regulator. Each insured bank's insurance assessment rate is determined by its combined risk rating. Since January 1, 1997, the annual insurance premiums on bank deposits insured by the BIF have varied between $0.00 per $100 of deposits for banks classified in the highest capital and supervisory evaluation categories to $0.27 per $100 of deposits for banks classified in the lowest categories. BIF assessment rates are subject to semi-annual adjustment by the FDIC within a range of five basis points without public comment. The FDIC also possesses authority to impose special assessments from time to time.

The Federal Deposit Insurance Act provides for additional assessments to be imposed on insured depository institutions to pay for the cost of Financing Corporation ("FICO") funding. The FICO assessments are adjusted quarterly to reflect changes in the assessment bases of the FDIC insurance funds and do not vary depending upon a depository institution's capitalization or supervisory evaluation. During 2003, FDIC-insured banks paid an average rate of approximately $0.017 per $100 for purposes of funding FICO bond obligations. The assessment rate has been retained at this rate for the first and second quarters of 2003.

Transactions between the Bank and any affiliate, which includes the Company, are governed by sections 23A and 23B of the Federal Reserve Act. Generally, sections 23A and 23B are intended to protect insured depository institutions from suffering losses arising from transactions with non-insured affiliates, by limiting the extent to which a bank or its subsidiaries may engage in covered transactions with any one affiliate and with all affiliates of the bank in the aggregate, and requiring that such transactions be on terms that are consistent with safe and sound banking practices.

On April 1, 2003, a new regulation of the Federal Reserve, Regulation W, went into effect, which comprehensively implements sections 23A and 23B. The regulation unifies and updates staff interpretations issued over the years, incorporates several new interpretative proposals (such as to clarify when transactions with an unrelated third party will be attributed to an affiliate), and addresses new issues arising as a result of the expanded scope of nonbanking activities engaged in by banks and bank holding companies in recent years and authorized for financial holding companies under the Gramm-Leach-Bliley Act ("GLB Act").

Under the GLB Act, all financial institutions, including the Company and the Bank, are required to adopt privacy policies to restrict the sharing of nonpublic customer data with nonaffiliated parties at the customer's request, and establish procedures and practices to protect customer data from unauthorized access. The Company has developed such policies and procedures for itself and the Bank, and believes it is in compliance with all privacy provisions of the GLB Act. On December 4, 2003, the Fair and Accurate Credit Transactions Act of 2003 ("FACT Act") was signed into law. The FACT Act includes many provisions concerning national credit reporting standards, and permits consumers, including customers of the Company and the Bank, to opt out of information sharing among affiliated companies for marketing purposes. The FACT Act also requires banks and other financial institutions to notify their customers if they report negative information about them to a credit bureau or if they are granted credit on terms less favorable than those generally available. The Federal Reserve and the Federal Trade Commission are granted extensive rulemaking authority under the FACT Act, and the Company and the Bank will be subject to those provisions after they are adopted.

Under Title III of the USA PATRIOT Act, also known as the International Money Laundering Abatement and Anti-Terrorism Financing Act of 2001, all financial institutions, including the Company and the Bank, are required to take certain measures to identify their customers, prevent money laundering, monitor certain customer transactions and report suspicious activity to U.S. law enforcement agencies, and scrutinize or prohibit altogether certain transactions of special concern. Financial institutions also are required to respond to requests for information from federal banking regulatory agencies and law enforcement agencies concerning their customers and their transactions. Information-sharing among financial institutions concerning terrorist or money laundering activities is encouraged by an exemption provided from the privacy provisions of the GLB Act and other laws. Financial institutions that hold correspondent accounts for foreign banks or provide private banking services to foreign individuals are required to take measures to avoid dealing with certain foreign individuals or entities, including foreign banks with profiles that raise money laundering concerns, and are prohibited altogether from dealing with foreign "shell banks" and persons from jurisdictions of particular concern. The federal banking regulators and the Secretary of the Treasury have adopted regulations to implement several of these provisions. All financial institutions also are required to adopt internal anti-money laundering programs. The effectiveness of a financial institution in combating money laundering activities is a factor to be considered in any application submitted by the financial institution under the Bank Merger Act, which applies to the Bank, or the BHC Act, which applies to the Company. The Company and the Bank have in place a Bank Secrecy Act and USA PATRIOT Act compliance program, and they engage in very few transactions of any kind with foreign financial institutions or foreign persons.

The Sarbanes-Oxley Act ("SOA"), signed into law on July 30, 2002, was intended to increase corporate responsibility, enhance penalties for accounting and auditing improprieties at publicly traded companies, and protects investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. SOA is the most far-reaching U.S. securities legislation enacted in several years. It applies generally to all companies that file or are required to file periodic reports with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"), including the Company. SOA includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance, and other related rules, and mandates further studies of certain issues by the SEC and the Comptroller General. SOA represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees. Certain provisions of SOA became effective upon enactment, and other provisions became effective between 30 days and one year from enactment. The SEC has been delegated the task of enacting rules to implement various provisions with respect to, among other matters, disclosure in periodic filings pursuant to the Exchange Act. In addition, the federal banking regulators have adopted generally similar requirements concerning the certification of financial statements by bank officials.

TAXATION

Except for the Bank's REIT subsidiary, the Company files a calendar year consolidated federal income tax return on behalf of itself and its subsidiaries. The Company reports its income and deductions using the accrual method of accounting. The components of income tax expense are as follows for the years ended December 31:

	2003	2002	2001
Current tax expenses:			
Federal	$2,159,000	$2,068,000	$1,761,000
State	327,000	339,000	212,000
Deferred tax benefit	(502,000)	(184,000)	(651,000)
Total income tax expense	$1,984,000	$2,223,000	$1,322,000

For a detailed discussion of income taxes please refer to footnote 9 in the Notes to Consolidated Financial Statements.

MONETARY POLICY AND ECONOMIC CONDITIONS

The earnings of the Company and the Bank are affected by the policies of regulatory authorities, including the Federal Reserve System. Federal Reserve System monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. Because of the changing conditions in the national economy and in the money markets, as a result of actions by monetary and fiscal authorities, interest rates, credit availability and deposit levels may change due to circumstances beyond the control of the Company and the Bank.

COMPETITION

The Bank faces strong competition for local business in the communities it serves from other financial institutions. Throughout Sullivan County there are 35 branches of commercial banks, savings banks, savings and loan associations and other financial organizations.

For most of the services, which the Bank performs, there is increasing competition from financial institutions other than commercial banks due to the relaxation of regulatory restrictions. Money market funds actively compete with banks for deposits. Savings banks, savings and loan associations and credit institutions, as well as consumer finance companies, insurance companies and pension trusts are important competitors. Competition for loans is also a factor the Bank faces in maintaining profitability.

NUMBER OF PERSONNEL

At December 31, 2003, there were 124 persons employed by the Company and the Bank.

Item 2. Properties

In addition to the main office of the Company and the Bank in Jeffersonville, New York, the Bank has nine branch locations and an operations center. Set forth below is a description of the offices of the Company and the Bank.

MAIN OFFICE

The main office of the Bank is located at 4864 State Route 52, Jeffersonville, New York. The premises occupied by the Bank consists of approximately 6,700 total square feet of office space in a two-story office building. The Bank owns the building and underlying land.

ELDRED BRANCH

The Eldred Branch of the Bank is located at 561 Route 55, Eldred, New York. The premises consists of approximately 2,016 total square feet of office space in a 1-story office building. The Bank owns the building and underlying land.

LIBERTY BRANCH

The Liberty Branch of the Bank is located at 19 Church Street, Liberty, New York. The premises consists of approximately 4,320 total square feet of office space in a two-story office building. The Company owns the building and underlying land.

LIVINGSTON MANOR BRANCH

The Livingston Manor Branch of the Bank is located at 33 Main Street, Livingston Manor, New York. The premises consists of approximately 2,325 total square feet of office space. The Company owns the building and underlying land.

LOCH SHELDRAKE BRANCH

The Loch Sheldrake Branch of the Bank is located on 1278 State Route 52, Loch Sheldrake, New York. The premises consists of approximately 1,440 total square feet of office space. The Company owns the building and underlying land.

MONTICELLO BRANCH

The Monticello Branch of the Bank is located at 19 Forestburgh Road, Monticello, New York. The premises consists of approximately 2,500 square feet of office space. The Company owns the building and underlying land.

OPERATIONS CENTER

The Operations Center is located on 4866 State Route 52, Jeffersonville, New York. The premises consists of approximately 10,788 square feet in a two-story office building. The Company owns the building and underlying land.

SUPERMARKET BRANCHES

The Bank leases space in Peck's Supermarkets in Narrowsburg and Callicoon and the IGA in Wurtsboro, New York. The branch facilities occupy between 650 and 1,000 square feet each and the lease payments range from approximately $13,100 to $42,000 per year. The Bank leases space in Wal*Mart in Monticello occupying 643 square feet with lease payments of $2,650 monthly.

The major classifications of premises and equipment were as follows at December 31:

	2003
Land	$ 387,000
Buildings	2,711,000
Furniture and fixtures	106,000
Equipment	2,457,000
Building and leasehold improvements	920,000
Construction in progress	175,000
	6,756,000
Less accumulated depreciation and amortization	(3,693,000)
Total premises and equipment, net	$ 3,063,000

Item 3. Legal Proceedings

The Company and the Bank are not parties to any material legal proceedings other than ordinary routine litigation incidental to business to which the Company or any of its subsidiaries is a party or of which and of their property is subject.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is traded on the NASDAQ Small Cap Market under the symbol JFBC. The following investment firms are known to handle Jeffersonville Bancorp stock transactions: Boenning & Scattergood Inc, Ryan, Beck & Co., Goldman, Sachs & Co., Knight Securities L.P. and FTN Financial Securities Corp. The following table shows the range of high and low bid prices for the Company's stock for the quarters indicated.

	Market Price		Cash Dividends
Quarter Ended[1]	Low	High	Paid
March 31, 2002	$ 7.75	$ 9.83	$0.066
June 30, 2002	$ 9.33	$12.42	$0.066
September 30, 2002	$10.95	$15.33	$0.066
December 31, 2002	$12.00	$16.58	$0.100
March 31, 2003	$15.34	$18.33	$0.073
June 30, 2003	$14.83	$21.50	$0.073
September 30, 2003	$17.00	$20.50	$0.080
December 31, 2003	$16.51	$19.01	$0.100

[1]Data has been restated for a 3 for 1 stock split in 2003.

Number of Holders of Record. At the close of business on March 12, 2004, the Company had 679 shareholders of record of the 4,434,321 shares of common stock then outstanding.

Securities Authorized for Issuance Under Equity Compensation Plan. The Company has no equity compensation plans under which options may be issued.

Applicable laws and regulations restrict the ability of the Bank to pay dividends to the Company, and the ability of the Company to pay dividends to shareholders. Payment of dividends in the future will be at the sole discretion of the Company's board of directors and will depend on a variety of factors deemed relevant by the board of directors, including, but not limited to, earnings, capital requirements and financial condition. See "Item 1. Business — Supervision and Regulation."

FIVE-YEAR SUMMARY

	2003	2002	2001	2000	1999
RESULTS OF OPERATIONS					
Interest income	$ 20,082,000	$ 20,635,000	$ 20,230,000	$ 19,379,000	$ 18,444,000
Interest expense	4,037,000	5,331,000	7,627,000	8,295,000	7,711,000
Net interest income	16,045,000	15,304,000	12,603,000	11,084,000	10,733,000
Provision for loan losses	620,000	900,000	300,000	300,000	300,000
Net income	5,732,000	5,242,000	3,625,000	2,823,000	2,873,000
FINANCIAL CONDITION					
Total assets	$352,204,000	$325,025,000	$298,110,000	$273,464,000	$256,960,000
Deposits	280,227,000	252,792,000	238,029,000	223,278,000	201,603,000
Gross loans	196,675,000	171,977,000	162,711,000	147,456,000	140,261,000
Stockholders' equity	35,786,000	32,497,000	27,313,000	25,109,000	22,001,000
AVERAGE BALANCES					
Total assets	$340,575,000	$313,022,000	$286,823,000	$268,967,000	$254,777,000
Deposits	268,687,000	247,953,000	234,431,000	218,671,000	207,018,000
Gross loans	183,335,000	165,607,000	157,165,000	143,954,000	137,696,000
Stockholders' equity	33,561,000	30,271,000	28,139,000	24,261,000	22,816,000
FINANCIAL RATIOS					
Net income to average total assets	1.68%	1.67%	1.26%	1.05%	1.13%
Net income to average stockholders' equity	17.08%	17.32%	12.88%	11.64%	12.59%
Average stockholders' equity to average total assets	9.85%	9.67%	9.81%	9.02%	8.96%
SHARE AND PER SHARE DATA[1]					
Basic earnings per share	$ 1.29	$ 1.18	$ 0.81	$ 0.62	$ 0.62
Dividends per share	$ 0.33	$ 0.30	$ 0.25	$ 0.24	$ 0.21
Dividend payout ratio	25.28%	25.39%	30.40%	38.72%	33.41%
Book value at year end	$ 8.07	$ 7.33	$ 6.16	$ 5.56	$ 4.80
Total dividends paid	$ 1,449,000	$ 1,331,000	$ 1,102,000	$ 1,093,000	$ 960,000
Average number of shares outstanding	4,434,321	4,434,321	4,472,664	4,551,777	4,602,864
Shares outstanding at year end	4,434,321	4,434,321	4,434,321	4,512,255	4,585,077

[1]Share and per share data has been restated for a 3 for 1 stock split in 2003.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS FOR 2003 AND 2002

2003	March 31	June 30	September 30	December 31	Total
Interest income	$ 4,930,000	$ 4,933,000	$ 5,103,000	$ 5,130,000	$ 20,096,000
Interest expense	(1,058,000)	(1,023,000)	(1,014,000)	(956,000)	(4,051,000)
Net interest income	3,872,000	3,910,000	4,089,000	4,174,000	16,045,000
Provision for loan losses	(150,000)	(110,000)	(30,000)	(330,000)	(620,000)
Non-interest income	994,000	920,000	907,000	1,134,000	3,955,000
Non-interest expenses	(2,689,000)	(2,903,000)	(2,875,000)	(3,197,000)	(11,664,000)
Income before taxes	2,027,000	1,817,000	2,091,000	1,781,000	7,716,000
Income taxes	(601,000)	(422,000)	(545,000)	(416,000)	(1,984,000)
Net income	$ 1,426,000	$ 1,395,000	$ 1,546,000	$ 1,365,000	$ 5,732,000
Basic earnings per share[1]	$ 0.32	$ 0.31	$ 0.35	$ 0.31	$ 1.29

2002	March 31	June 30	September 30	December 31	Total
Interest income	$ 5,010,000	$ 5,135,000	$ 5,276,000	$ 5,214,000	$ 20,635,000
Interest expense	(1,444,000)	(1,365,000)	(1,308,000)	(1,214,000)	(5,331,000)
Net interest income	3,566,000	3,770,000	3,968,000	4,000,000	15,304,000
Provision for loan losses	(100,000)	(200,000)	(300,000)	(300,000)	(900,000)
Non-interest income	753,000	732,000	824,000	839,000	3,148,000
Non-interest expenses	(2,441,000)	(2,377,000)	(2,464,000)	(2,805,000)	(10,087,000)
Income before taxes	1,778,000	1,925,000	2,028,000	1,734,000	7,465,000
Income taxes	(530,000)	(617,000)	(615,000)	(461,000)	(2,223,000)
Net income	$ 1,248,000	$ 1,308,000	$ 1,413,000	$ 1,273,000	$ 5,242,000
Basic earnings per share[1]	$ 0.28	$ 0.29	$ 0.32	$ 0.29	$ 1.18

[1]Data has been restated for a 3 for 1 stock split in 2003.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of the factors which significantly affected the consolidated results of operations and financial condition of Jeffersonville Bancorp ("the Parent Company") and its wholly-owned subsidiary, The First National Bank of Jeffersonville ("the Bank"). For purposes of this discussion, references to the Company include both the Bank and Parent Company, as the Bank is the Parent Company's only subsidiary. This discussion should be read in conjunction with the consolidated financial statements and notes thereto, and the other financial information appearing elsewhere in this annual report.

This document contains forward-looking statements, which are based on assumptions and describe future plans, strategies and expectations of the Company. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar words. The Company's ability to predict results and the actual effect of future plans or strategies is uncertain. Factors which could have a material adverse effect on operations include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market areas and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements. Actual results could differ materially from forward-looking statements.

GENERAL

The Parent Company is a bank holding company founded in 1982 and headquartered in Jeffersonville, New York. The Parent Company owns 100% of the outstanding shares of the Bank's common stock and derives substantially all of its income from the Bank's operations in the form of dividends paid to the Parent Company. The Bank is a New York commercial bank chartered in 1913 serving Sullivan County, New York with branch offices in Jeffersonville, Eldred, Liberty, Loch Sheldrake, Monticello (2), Livingston Manor, Narrowsburg, Callicoon and Wurtsboro. The Bank's administrative offices are located in Jeffersonville, New York.

The Company's mission is to serve the community banking needs of its borrowers and depositors, who predominantly are individuals, small businesses and local municipal governments. The Company believes it understands its local customer needs and provides quality service with a personal touch.

The financial results of the Company are influenced by economic events that affect the communities we serve as well as national economic trends, primarily interest rates, affecting the entire banking industry. Changes in net interest income have the greatest impact on the Company's net income.

National economic policies have caused interest rates to drop dramatically in the Company's marketplace over the past two years. As a result, the Company's yields on interest earning assets and the costs of interest bearing liabilities have decreased significantly. Locally, the economy continued to exhibit strength in 2003. While the local economic forecast has been bright, it should be acknowledged that the economy in most other areas of New York State continues to be sluggish. Significant improvement in the local economy continues to be demonstrated in the Sullivan County real estate market. Several major projects continued to progress along with a vibrant real estate market, which increase optimism in the county's future. A permanent concert facility is planned to begin construction on the original site of the Woodstock Festival in Bethel this year. A major health care facility employing 300 people is on track to open in 2004. Monticello Raceway will be opening a video slots gaming center in the summer of 2004. Several Native American run casinos are still on the horizon. The success of these projects, tourism, real estate values and the availability of qualified labor is critical to the economy and the Company.

CRITICAL ACCOUNTING POLICIES

Management of the Company considers the accounting policy relating to the allowance for loan losses to be a critical accounting policy given the inherent uncertainty in evaluating the levels of the allowance required to cover credit losses in the portfolio and the material effect that such judgments can have on the results of operations. The allowance for loan losses is maintained at a level deemed adequate by management based on an evaluation of such factors as economic conditions in the Company's market area, past loan loss experience, the financial condition of individual borrowers, and underlying collateral values based on independent appraisals. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions and values of real estate particularly in Sullivan County. Collateral underlying certain real estate loans could lose value which could lead to future additions to the allowance for loan losses. In addition, Federal regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management.

FINANCIAL CONDITION

Total assets increased by $27.2 million or 8.4% to $352.2 million at December 31, 2003 from $325.0 million at December 31, 2002. The increase was primarily due to a $24.2 million or 14.3% increase in net loans from $168.9 million at December 31, 2002 to $193.1 million at December 31, 2003. The overall assets increase was funded by a $27.4 million increase in total deposits from $252.8 million at December 31, 2002 to $280.2 million at December 31, 2003. Much of the securities portfolio remains funded with long term borrowings from the Federal Home Loan Bank, a leveraging strategy implemented since 1997 in which the Company funded security purchases with FHLB borrowings at a positive interest rate spread.

In 2003, total gross loans increased $24.7 million or 14.4% from $172.0 million to $196.7 million. Within the loan portfolio, commercial real estate loans increased $15.0 million to $59.8 million at December 31, 2003, residential real estate increased by $5.8 million to $78.3 million, home equity loans increased $3.5 million to $18.3 million and consumer installment loans decreased $2.0 million to $15.4 million. The growth in commercial real estate loans reflects the Company's strategy to provide loans for local real estate projects where there is strong loan to value ration (taking into consideration possible speculation regarding casino gambling proposals). The growth in residential mortgages reflects new products to meet the highly competitive nature of this market. As a result of casino gambling proposals and related local economic improvement, the Company anticipates continued residential and commercial real estate loan opportunities. Accordingly, additional growth is anticipated in real estate loans during 2004. The overall loan portfolio is structured in accordance with management's belief that loans secured by residential and commercial real estate generally result in lower loan loss levels compared to other types of loans, because of the value of the underlying collateral. In the event that the casino gambling proposals do not progress, collateral underlying certain real estate projects could lose value.

Other real estate owned at December 31, 2003 was $43,000 compared to $126,000 at December 31, 2002. Total non-performing loans decreased slightly from $3.2 million at December 31, 2002 to $3.1 million at December 31, 2003. Net loan charge-offs decreased from $446,000 in 2002 to $119,000 in 2003. At December 31, 2003, the allowance for loan losses equaled $3.6 million representing 1.81% of total gross loans outstanding and 114.3% of total non-performing loans.

Total deposits increased $27.4 million to $280.2 million at December 31, 2003 from $252.8 million at December 31, 2002. Within the deposit mix, lower costing core deposits increased significantly as did higher costing time deposits. Much of the increase in deposits was caused by the continued growth of newer branches and the attraction of new customers from larger regional banks. The Company continues to be successful in increasing demand deposit balances, which provides a pool of low cost funds for reinvestment opportunities. Demand deposits increased from $49.7 million at December 31, 2002 to $59.2 million at December 31, 2003, an increase of $9.5 million or 19.2%. Time deposits increased from $88.4 million at December 31, 2002 to $102.0 million at December 31, 2003, an increase of $13.6 million or 15.4%.

Total stockholders' equity was $35.8 million at December 31, 2003, an increase of $3.3 million from December 31, 2002. The increase was due primarily to net income of $5.7 million partially offset by cash dividends of $1.4 million and a reduction in accumulated other comprehensive income of $994,000.

RESULTS OF OPERATIONS 2003 VERSUS 2002

Net Income

Net income for 2003 of $5.7 million increased 9.3% or $490,000 from the 2002 net income of $5.2 million. The higher level of earnings in 2003 reflects the interaction of a number of factors. The most significant factor which increased 2003 net income was the decrease in interest expense, primarily because of lower rates, to $4.0 million from $5.3 million in 2002, a decrease of $1.3 million or 24.0%. An additional factor was the increase in non-interest income, primarily as a result of service charge income and gains on the sale of securities, to $4.0 million from $3.1 million in 2002, an increase of $807,000 or 25.6%. Salary and employee benefit expense increased $464,000 or 7.6% primarily due to the addition of new employees, normal salary increases and the increased costs of providing pension and health care benefits. Occupancy and equipment expense increased $500,000 or 29.5%, primarily due to increases in insurance premiums, building and equipment depreciation expense and maintenance expense.

Interest Income and Interest Expense

Throughout the following discussion, net interest income and its components are expressed on a tax equivalent basis which means that, where appropriate, tax exempt income is shown as if it were earned on a fully taxable basis.

The largest source of income for the Company is net interest income, which represents interest earned on loans, securities and short-term investments, less interest paid on deposits and other interest bearing liabilities. Tax equivalent net interest income of $17.0 million for 2003 represented an increase of 6.7% compared to $15.9 million for 2002. Net interest margin increased to 5.56% in 2003 compared to 5.55% in 2002, as decreases in cost of deposits and borrowings exceeded decreases in earning asset yields.

Total interest income for 2003 was $21.1 million, compared to $21.3 million in 2002. The decrease in 2003 is the result of a 53 basis point decrease in the earning asset yield which was partially offset by an increase in the average balance of interest earning assets from $287.5 million in 2002 to $306.3 million in 2003, an increase of 6.5%. Interest income from the increase in earning assets was offset by an overall decrease in average yield on earning assets of 53 basis points in 2003. Total average securities (securities available for sale and securities held to maturity) increased $2.8 million or 2.3% in 2003 to $121.1 million. The increase in 2003 reflects the investment of excess funds from increased deposits, which were not needed to fund new loans. The increased in average security balances was offset by a lower yield on total securities which decreased from 6.27% in 2002 to 5.62% in 2003 due to the overall decline in interest rates. In 2003, average loans increased $17.7 million to $183.3 million from $165.6 million in 2002. Concurrently the average loan yield decreased from 8.32% in 2002 to 7.76% in 2003. Average residential and commercial real estate loans continued to make up a major portion of the loan portfolio at 72.0% of total loans in 2003. In 2004, any increases in funding will continue to be allocated first to meet loan demand, as necessary, and then to the securities portfolios.

Total interest expense in 2003 decreased $1.3 million or 24.3% over 2002. The average balance of interest bearing liabilities increased from $230.4 million in 2002 to $248.3 million in 2003, an increase of 7.8%. During 2003, the average cost of total interest bearing liabilities decreased by

68 basis points, reflecting the lower overall market interest rates during the year.

Average interest bearing deposits increased $14.3 million to reach $213.8 million in 2003, an increase of 7.2%. The lower interest rates paid on time deposits resulted from general market conditions in 2003 as compared to 2002, a reduction of 92 basis points from 3.21% in 2002 to 2.29%. Interest rates on interest bearing deposits decreased from an average rate paid of 2.01% in 2002 to 1.30% in 2003. In 2003, average demand deposit balances increased 13.3% over 2002.

Provision for Loan Losses

The provision for loan losses was $620,000 in 2003 as compared to $900,000 in 2002 as a result of improved asset quality. Provisions for loan losses are recorded to maintain the allowance for loan losses at a level deemed adequate by management based on an evaluation of such factors as economic conditions in the Company's market area, past loan loss experience, the financial condition of individual borrowers, and underlying collateral values based on independent appraisals. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions, particularly in Sullivan County. In addition, Federal regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged-off against the allowance when management believes that the collectibility of all or a portion of the principal is unlikely. Recoveries of loans previously charged-off are credited to the allowance when realized.

Total non-performing loans decreased slightly from $3.2 million at December 31, 2002 to $3.1 million at December 31, 2003. Net loan charge-offs decreased from $446,000 in 2002 to $119,000 in 2003 while gross charge-offs decreased from $662,000 in 2002 to $488,000 in 2003.

Summary of Loan Loss Experience

The following table indicates the amount of charge-offs and recoveries in the loan portfolio by category.

ANALYSIS OF THE CHANGES IN ALLOWANCE FOR LOAN LOSSES FOR 2003, 2002 AND 2001

	2003	2002	2001	2000	1999
Balance at beginning of year	$3,068,000	$2,614,000	$2,435,000	$2,336,000	$2,310,000
Charge-offs:					
Commercial, financial and agriculture	(141,000)	(404,000)	(29,000)	(9,000)	(29,000)
Real estate — mortgage	(5,000)	(84,000)	(35,000)	(28,000)	(74,000)
Installment loans	(240,000)	(108,000)	(179,000)	(214,000)	(246,000)
Other loans	(102,000)	(66,000)	(76,000)	(95,000)	(96,000)
Total charge-offs	(488,000)	(662,000)	(319,000)	(346,000)	(445,000)
Recoveries:					
Commercial, financial and agriculture	235,000	17,000	43,000	31,000	15,000
Real estate — mortgage	7,000	97,000	38,000	16,000	59,000
Installment loans	104,000	84,000	95,000	71,000	82,000
Other loans	23,000	18,000	22,000	27,000	15,000
Total recoveries	369,000	216,000	198,000	145,000	171,000
Net charge-offs	(119,000)	(446,000)	(121,000)	(201,000)	(271,000)
Provision charged to operations	620,000	900,000	300,000	300,000	300,000
Balance at end of year	$3,569,000	$3,068,000	$2,614,000	$2,435,000	$2,336,000
Ratio of net charge-offs to average outstanding loans	0.06%	0.27%	0.08%	0.14%	0.20%

The Company manages asset quality with a review process which includes ongoing financial analysis of credits and both internal and external loan review of existing outstanding loans and delinquencies. Management strives to identify potential non-performing loans early; take charge-offs promptly based on a realistic assessment of probable losses; and maintain an adequate allowance for loan losses based on the inherent risk of loss in the existing portfolio.

The allowance for loan losses was $3.6 million at December 31, 2003 compared to $3.1 million and $2.6 million at December 31, 2002 and 2001, respectively. The allowance as a percentage of total loans was 1.81% at December 31, 2003, compared to 1.78% and 1.61% at December 31, 2002 and 2001, respectively. The allowance's coverage of non-performing loans was 114.3% at December 31, 2003 compared to 95.3% and 157.7% at December 31, 2002 and 2001 respectively.

No portion of the allowance for loan losses is restricted to any loan or group of loans, as the entire allowance is available to absorb charge-offs in any loan category. The amount and timing of future charge-offs and allowance allocations may vary from current estimates and will depend on local economic conditions. The following table shows the allocation of the allowance for loan losses to major portfolio categories and the percentage of each loan category to total loans outstanding.

DISTRIBUTION OF ALLOWANCE FOR LOAN LOSSES AT DECEMBER 31,

	2003		2002		2001		2000		1999	
(Dollars in Thousands)	Amount of Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Amount of Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Amount of Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Amount of Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Amount of Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans
Residential mortgages[1]	$1,011	52.4%	$ 890	52.2%	$ 848	55.1%	$ 802	56.0%	$ 816	55.0%
Commercial mortgages	300	30.2	300	27.3	300	21.6	500	21.4	275	22.3
Commercial loans	1,255	8.7	1010	8.1	630	7.0	381	7.2	545	9.4
Installment loans	828	7.8	644	11.0	603	13.4	542	13.9	514	12.0
Other loans	175	0.9	224	1.4	233	2.9	210	1.5	186	1.3
Total	$3,569	100.0%	$3,068	100.0%	$2,614	100.0%	$2,435	100.0%	$2,336	100.0%

[1]*Includes home equity loans.*

Nonaccrual and Past Due Loans

The Company places a loan on nonaccrual status when collectability of principal or interest is doubtful, or when either principal or interest is 90 days or more past due and the loan is not well secured and in the process of collection. Interest payments received on nonaccrual loans are applied as a reduction of the principal balance when concern exists as to the ultimate collection of principal. A distribution of nonaccrual loans and loans 90 days or more past due and still accruing interest is shown in the following table.

DECEMBER 31, 2003

Loan Category	Nonaccrual	90 Days or More, Still Accruing	Total	Percentage[1]	Percentage[2]
Residential mortgages (includes home equity loans)	$ 411,000	$ 379,000	$ 790,000	0.8%	25.3%
Commercial mortgages	514,000	1,364,000	1,878,000	3.1	60.1
Commercial loans	434,000	7,000	441,000	2.6	14.1
Installment loans	—	14,000	14,000	0.1	0.5
Total	$1,359,000	$1,764,000	$3,123,000	1.6%	100.0%

DECEMBER 31, 2002

Loan Category	Nonaccrual	90 Days or More, Still Accruing	Total	Percentage[1]	Percentage[2]
Residential mortgages	$1,766,000	$57,000	$1,823,000	2.5%	56.6%
Commercial mortgages	367,000	—	367,000	0.8	11.4
Commercial loans	888,000	—	888,000	5.1	27.6
Installment loans	141,000	—	141,000	0.8	4.4
Total	$3,162,000	$57,000	$3,219,000	1.9%	100.0%

DECEMBER 31, 2001

Loan Category	Nonaccrual	90 Days or More, Still Accruing	Total	Percentage[1]	Percentage[2]
Residential mortgages (includes home equity loans)	$126,000	$539,000	$ 665,000	1.0%	40.1%
Commercial mortgages	439,000	95,000	534,000	1.3	32.2
Commercial loans	269,000	167,000	436,000	2.4	26.3
Installment loans	15,000	8,000	23,000	0.1	1.4
Total	$849,000	$809,000	$1,658,000	1.0%	100.0%

[1]Percentage of gross loans outstanding for each loan category.

[2]Percentage of total nonaccrual and 90 day past due loans.

Total nonperforming residential mortgage, commercial mortgage and commercial loans represent 0.8%, 3.1%, and 2.6% of the respective portfolio totals, compared to 2.5%, 0.8%, and 5.1% at December 31, 2002, respectively. The majority of the Company's total nonaccrual and past due loans are secured loans and, as such, management anticipates there will be limited risk of loss in their ultimate resolution.

From time to time, loans may be renegotiated in a troubled debt restructuring when the Company determines that it will ultimately receive greater economic value under the new terms than through foreclosure, liquidation, or bankruptcy. Candidates for renegotiation must meet specific guidelines. There were no restructured loans as of December 31, 2003, 2002, and 2001.

Loan Portfolio

Set forth below is selected information concerning the composition of our loan portfolio in dollar amounts and in percentages as of the dates indicated.

LOAN PORTFOLIO COMPOSITION

At December 31,	2003		2002		2001		2000		1999	
(Dollars in Thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
REAL ESTATE LOANS										
Residential	$ 78,339	39.6%	$ 72,559	41.7%	$ 67,246	40.3%	$ 64,933	42.6%	$ 65,676	45.5%
Commercial	59,799	30.2	44,807	25.7	39,940	23.9	33,638	22.1	29,211	20.3
Home equity	18,337	9.3	14,825	8.5	12,756	7.6	11,496	7.6	10,359	7.2
Farm land	2,872	1.4	1,828	1.1	2,009	1.2	1,537	1.0	1,388	1.0
Construction	4,102	2.1	3,414	2.0	5,570	3.3	1,416	0.9	1,915	1.3
	$163,449	82.6	$137,433	79.0	$127,521	76.3	$113,070	74.2	$108,549	75.3
OTHER LOANS										
Commercial loans	$ 17,157	8.7%	$ 17,445	10.0%	$ 18,111	10.9%	$ 17,822	11.7%	$ 13,498	9.4%
Consumer installment loans	15,350	7.7	17,314	9.9	19,222	11.5	19,685	12.9	19,922	13.8
Other consumer loans	1,488	0.8	1,537	0.9	1,504	0.9	1,409	0.9	1,876	1.3
Agricultural loans	403	0.2	375	0.2	667	0.4	421	0.3	370	0.2
	34,398	17.4	36,671	21.0	39,504	23.7	39,337	25.8	35,666	24.7
Total loans	197,847	100.0%	174,104	100.0%	167,025	100.0%	152,357	100.0%	144,215	100.0%
Unearned discounts	(1,172)		(2,127)		(4,314)		(4,901)		(3,954)	
Allowance for loan loss	(3,569)		(3,068)		(2,614)		(2,435)		(2,336)	
Total loans, net	$193,106		$168,909		$160,097		$145,021		$137,925	

The following table indicates the amount of loans in portfolio categories according to their period to maturity. The table also indicates the dollar amount of these loans that have predetermined or fixed rates vs. variable or adjustable rates.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES AT DECEMBER 31, 2003

	One Year or Less	One Year Through Five Years	After Five Years	Total
Commercial and agricultural	$ 9,095	$5,966	$2,499	$17,560
Real estate construction	4,002	100	—	4,102
Total	$13,097	$6,066	$2,499	$21,662
Interest sensitivity of loans:				
Predetermined rate	$10,221	$5,854	$2,049	$18,124
Variable rate	2,876	212	450	3,538
Total	$13,097	$6,066	$2,499	$21,662

Other Real Estate Owned

Other real estate owned represents properties acquired through foreclosure and is recorded on an individual-asset basis at the lower of (1) fair value less estimated costs to sell or (2) cost, which represents the loan balance at initial foreclosure. When a property is acquired, the excess of the loan balance over the fair value of the property is charged to the allowance for loan losses. Subsequent write downs to reflect further declines in fair value are included in non-interest expense.

The following are the changes in other real estate owned during the last two years:

Years Ended December 31,	2003	2002
Beginning balance	$ 126,000	$ 1,237,000
Additions (includes costs capitalized)	176,000	414,000
Sales	(230,000)	(1,515,000)
Write downs	(29,000)	(10,000)
Ending balance	$ 43,000	$ 126,000

Non-Interest Income and Expense

Non-interest income primarily consists of service charges, commissions and fees for various banking services, and securities gains and losses. Total non-interest income in 2003 increased 25.6% or $807,000 over 2002. The increase is attributable to securities gains, higher monthly service charges for checking accounts, and income recorded for the increase in cash surrender value of bank-owned life insurance.

Non-interest expense increased by $1.6 million or 15.6% in 2003. Salaries and employee benefit expense increased 7.6% to $6.5 million in 2003. This increase was caused by increased expenses for normal salary increases and increased costs of providing pension and healthcare benefits. Occupancy and equipment expense increased 29.5% to reach $2.2 million in 2003, due to increases in insurance premiums, building and equipment depreciation expense and maintenance expense. Net other real estate owned expense (income) increased $391,000 to $83,000 in 2003 from $308,000 of income in 2003 primarily due to the lack of gains on sales. Other non-interest expense increased by $222,000 or 8.5% in 2003 to $2.8 million from $2.6 million in 2002.

Income Tax Expense

Income tax expense totaled $1,984,000 in 2003 versus $2,223,000 in 2002. The effective tax rate approximated 25.7% in 2003 and 29.8% in 2002. These relatively low effective tax rates reflects the favorable tax treatment received on tax-exempt interest income and net earnings from bank-owned life insurance.

RESULTS OF OPERATIONS 2002 VERSUS 2001

Net Income

Net income for 2002 of $5.2 million increased 44.6% or $1.6 million from the 2001 net income of $3.6 million. The higher level of earnings in 2002 reflects the interaction of a number of factors. The most significant factor which increased 2002 net income was the decrease in interest expense to $5.3 million from $7.6 million in 2001, a decrease of $2.3 million or 30.1%. An additional factor was the increase in interest income to $20.6 million from $20.2 million in 2001, an increase of $405,000 or 2.0%. The provision for loan losses was $900,000 in 2002 versus $300,000 in 2001. Salary expense increased $343,000 or 9.1% in 2002, primarily due to the addition of new employees and normal salary increases. Employee benefit expenses increased by $369,000 or 23.0% primarily due to increased costs of providing pension and health care benefits. Net other real estate owned expense decreased by $1,022,000 in 2002, primarily due to gains from the disposition of foreclosed condominium units.

Interest Income and Interest Expense

The largest source of income for the Company is net interest income, which represents interest earned on loans, securities and short-term investments, less interest paid on deposits and other interest bearing liabilities. Tax equivalent net interest income of $15.9 million for 2002 represented an increase of 21.5% compared to $13.1 million for 2001. Net interest margin increased to 5.55% in 2002 compared to 4.96% in 2001, as decreases in cost of deposits and borrowings exceeded decreases in earning asset yields.

Total interest income for 2002 was $21.3 million, compared to $20.8 million in 2001. The increase is the result of an increase in the average balance of interest earning assets from $264.8 million in 2001 to $287.5 million in 2002, an increase of 8.6%. Interest income from the increase in earning assets was offset by an overall decrease in average yield on earning assets of 44 basis points in 2002. Total average securities (securities available for sale and securities held to maturity) increased $16.6 million or 16.4% in 2002 to $118.3 million. The increase in 2002 reflects the investment of excess funds from increased deposits, which were not needed to fund new loans. The increase in average security balances was offset by a lower yield on total securities which decreased from 6.63% in 2001 to 6.27% in 2002 due to the overall decline in interest rates. In 2002, average loans increased $8.4 million to $165.6 million from $157.2 million in 2001. Concurrently the average loan yield decreased from 8.75% in 2001 to 8.32% in 2002. Average residential and commercial real estate loans continued to make up a major portion of the loan portfolio at 71.1% of total loans in 2002.

Total interest expense in 2002 decreased $2.3 million or 30.1% over 2001. The average balance of interest bearing liabilities increased from $214.5 million in 2001 to $230.4 million in 2002, an increase of 7.4%. During 2002, the average cost of total interest bearing liabilities decreased by 125 basis points, reflecting the lower overall market interest rates during the year.

Average interest bearing deposits increased $6.6 million to reach $199.5 million in 2002, an increase of 3.4%. The lower interest rates paid on time deposits resulted from general market conditions in 2002 as compared to 2001, a reduction of 165 basis points from 4.86% in 2001 to 3.21%. Interest rates on interest bearing deposits decreased from an average rate paid of 3.39% in 2001 to 2.01% in 2002. In 2002, average demand deposit balances increased 16.7% over 2001.

Provision for Loan Losses

The provision for loan losses was $900,000 in 2002 versus $300,000 in 2001. Provisions for loan losses are recorded to maintain the allowance for loan losses at an amount management considers adequate to cover loan losses, which are deemed probable and can be estimated. These provisions were based upon a number of factors, including asset classifications, management's assessment of the credit risk inherent in the portfolio, historical loan loss experience, economic trends, industry experience and trends, estimated collateral values and underwriting policies. Total non-performing loans increased from $1.7 million at December 31, 2001 to $3.2 million at December 31, 2002. Net loan charge-offs increased from $121,000 in 2001 to $446,000 2002 At December 31, 2002 the allowance for loan losses equaled $3.1 million representing 1.78% of total gross loans outstanding and 95.3% of total non-performing loans.

Non-Interest Income and Expense

Non-interest income primarily consists of service charges, commissions and fees for various banking services and securities gains and losses. Total non-interest income in 2002 increased 11.8% or $332,000 over 2001. Increase is attributable to ATM debit card revenue, income from ATM fees charged to nonbank customers, increases in fees for NSF checks, higher monthly service charges for checking accounts, and income recorded for the increase in cash surrender value of bank-owned life insurance.

Non-interest expense decreased by $85,000 or 0.8% in 2002. Salary and wage expense combined with employee benefit expense increased 13.3% to $6.1 million in 2002. This increase was caused by increased expenses for normal salary increases and increased costs of providing pension and healthcare benefits. Occupancy and equipment expense increased 3.5% to reach $1.7 million in 2002. Net other real estate owned expense (income) decreased $1,022,000 to ($308,000) in 2002 from $714,000 in 2001 primarily due to gains from the sales of Grandview Palace units. Other non-interest expense increased by $168,000 or 6.9% in 2002 to $2.6 million from $2.4 million in 2001.

Income Tax Expense

Income tax expense totaled $2,223,000 in 2002 versus $1,322,000 in 2001. The effective tax rate approximated 29.8% in 2002 and 26.7% in 2001. This relatively low tax rate reflects the favorable tax treatment received on tax-exempt interest income and net earnings from bank-owned life insurance.

OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of operations, the Company engages in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in the financial statements, or are recorded in amounts that differ from the notional amounts. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used by us for general corporate purposes or for customer needs. Corporate purpose transactions are used to help manage credit, interest rate, and liquidity risk or to optimize capital. Customer transactions are used to manage customers' requests for funding. See Note 16 of Notes to Consolidated Financial Statements contained elsewhere within this report for further information concerning off-balance sheet arrangements.

LIQUIDITY

Liquidity is the ability to provide sufficient cash flow to meet financial commitments such as additional loan demand and withdrawals of existing deposits. The Company's primary sources of liquidity are its deposit base; FHLB borrowings; repayments and maturities on loans; short-term assets such as federal funds and short-term interest bearing deposits in banks; and maturities and sales of securities available for sale. These sources are available in amounts sufficient to provide liquidity to meet the Company's ongoing funding requirements. The Bank's membership in the FHLB of New York enhances liquidity in the form of overnight and 30 day lines of credit of approximately $31.9 million, which may be used to meet unforeseen liquidity demands. There were overnight borrowings of $5,000,000 at a rate of 1.04% being used at December 31, 2003. Five separate FHLB term advances totaling $27.0 million at December 31, 2003 were being used to fund securities leverage transactions.

In 2003, cash generated from operating activities amounted to $6.6 million and cash generated from financing activities amounted to $22.1 million. These amounts were offset by a use of cash in investing activities of $25.5 million, resulting in a net increase in cash and cash equivalents of $3.1 million. See the Consolidated Statements of Cash Flows for additional information.

The following table reflects the Maturities of Time Deposits of $100,000 or more:

MATURITY SCHEDULE OF TIME DEPOSITS OF $100,000 OR MORE AT DECEMBER 31, 2003

Deposits	
Due three months or less	$ 7,833,000
Over three months through six months	2,691,000
Over six months through twelve months	2,960,000
Over twelve months	9,379,000
	$22,863,000

Management anticipates much of these maturing deposits to rollover at maturity, and that liquidity will be adequate to meet funding requirements.

CAPITAL ADEQUACY

One of management's primary objectives is to maintain a strong capital position to merit the confidence of depositors, the investing public, bank regulators and shareholders. A strong capital position should help the Company withstand unforeseen adverse developments and take advantage of profitable investment opportunities when they arise. Stockholders' equity increased $3.3 million or 10.1% in 2003 following an increase of 19.0% in 2002.

The Company retained $4.3 million from 2003 earnings, while an other comprehensive loss decreased stockholders' equity by $1.0 million. In accordance with regulatory capital rules, the adjustment for the after tax net unrealized gain or loss on securities available for sale is not considered in the computation of regulatory capital ratios.

Under the Federal Reserve Bank's risk-based capital rules, the Company's Tier I risk-based capital was 16.7% and total risk-based capital was 17.9% of risk-weighted assets. These risk-based capital ratios are well above the minimum regulatory requirements of 4.0% for Tier I capital and 8.0% for total capital. The Company's leverage ratio (Tier I capital to average assets) of 10.3% is well above the 4.0% minimum regulatory requirement.

The following table shows the Company's actual capital measurements compared to the minimum regulatory requirements.

As of December 31,	2003	2002
TIER I CAPITAL		
Stockholders' equity, excluding the after-tax net unrealized gain on securities available for sale	$ 35,013,000	$ 30,544,000
TIER II CAPITAL		
Allowance for loan losses[1]	2,604,000	2,287,000
Total risk-based capital	$ 37,617,000	$ 32,831,000
Risk-weighted assets[2]	$209,678,000	$184,133,000
Average assets	$340,575,000	$313,022,000
RATIOS		
Tier I risk-based capital (minimum 4.0%)	16.70%	16.60%
Total risk-based capital (minimum 8.0%)	17.90%	17.80%
Leverage (minimum 4.0%)	10.30%	9.80%

[1]The allowance for loan losses is limited to 1.25% of risk-weighted assets for the purpose of this calculation.

[2]Risk-weighted assets have been reduced for the portion allowance for loan losses excluded from total risk-based capital.

CONTRACTUAL OBLIGATIONS

The Company is contractually obligated to make the following payments on long-term debt and leases as of December 31, 2003:

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
Federal Home Loan Bank borrowings	$8,500	$3,500	$10,000	$5,000	$27,000
Operating leases	118	188	87	16	409
Total	$8,618	$3,688	$10,087	$5,016	$27,409

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, *Accounting for Asset Retirement Obligations,* which addresses financial accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002 and was adopted by the Company on January 1, 2003. The adoption of this pronouncement did not have any effect on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).* This statement is effective for exit or disposal activities initiated after December 31, 2002 and did not have any effect on the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* This statement amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* This statement is effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. The adoption of this pronouncement did not have any effect on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* This statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. Under SFAS No. 150, certain freestanding financial instruments that embody obligations of the issuer, and that are now classified as equity, must be classified as liabilities (or as assets in some circumstances). SFAS No. 150 also includes required disclosures for financial instruments within its scope. For SEC registrants such as the Company, SFAS No. 150 was generally effective for financial instruments entered into or modified after May 31, 2003 and otherwise at the beginning of the first interim period beginning after June 15, 2003. The effective date has been deferred indefinitely for certain types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of SFAS No. 150.

In December 2003, the FASB issued Interpretation No. 46 (revised), *Consolidation of Variable Interest Entities* (FIN No. 46R), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and, accordingly, should consolidate the variable interest entity (VIE). FIN No. 46R replaces FIN No. 46 that was issued in January 2003. The Company is required to apply FIN No. 46R to variable interests generally as of March 31, 2004 and to special-purpose entities as of December 31, 2003. For any VIEs that must be consolidated under FIN No. 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interest of the VIE initially would be measured at their carrying amounts, and any difference between the net amount added to the balance sheet and any previously recognized interest would be recorded as a cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN No. 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. The Company held no interest in special-purpose entities as December 31, 2003. Adoption of FIN No. 46R with respect to other types of VIEs in the first quarter of 2004 is not expected to have any impact on the Company's consolidated financial statements.

DISTRIBUTION OF ASSETS, LIABILITIES & STOCKHOLDERS' EQUITY: INTEREST RATES & INTEREST DIFFERENTIAL

The following schedule presents the condensed average consolidated balance sheets for 2003, 2002 and 2001. The total dollar amount of interest income from earning assets and the resultant yields are calculated on a tax equivalent basis. The interest paid on interest-bearing liabilities, expressed in dollars and rates, are also presented.

CONSOLIDATED AVERAGE BALANCE SHEET 2003

	Average Balance	Percentage of Total Average Assets	Interest Earned/Paid	Average Yield/Rate
ASSETS				
Securities available for sale and held to maturity:[3]				
Taxable securities	$ 75,504,000	22.17%	$ 3,893,000	5.16%
Tax exempt securities	45,579,000	13.38	2,913,000	6.39%
Total securities	121,083,000	35.55	6,806,000	5.62%
Short-term investments	1,871,000	0.55	23,000	1.23%
Loans (net of unearned discount)				
Real estate mortgages	131,978,000	38.75	10,108,000	7.66%
Home equity loans	16,826,000	4.94	1,073,000	6.38%
Time and demand loans	14,387,000	4.22	947,000	6.58%
Installment and other loans	20,144,000	5.92	2,098,000	10.42%
Total loans[1]	183,335,000	53.83	14,226,000	7.76%
Total interest earning assets	306,289,000	89.93	21,055,000	6.87%
Allowance for loan losses	(3,149,000)	(0.92)		
Unrealized gains and losses on portfolio	1,924,000	0.57		
Cash and due from banks (demand)	12,436,000	3.65		
Fixed assets (net)	3,206,000	0.94		
Bank owned life insurance	12,005,000	3.52		
Other assets	7,864,000	2.31		
Total assets	$340,575,000	100.00%		
LIABILITIES AND STOCKHOLDERS' EQUITY				
NOW and Super NOW deposits	$ 37,363,000	10.97%	169,000	0.45%
Savings and insured money market deposits	86,323,000	25.34	542,000	0.63
Time deposits	90,067,000	26.45	2,067,000	2.29
Total interest bearing deposits	213,753,000	62.76	2,778,000	1.30
Federal funds purchased and other short-term debt	4,808,000	1.41	56,000	1.16
Long-term debt	29,753,000	8.74	1,203,000	4.04
Total interest bearing liabilities	248,314,000	72.91	4,037,000	1.63
Demand deposits	54,934,000	16.13		
Other liabilities	3,766,000	1.11		
Total liabilities	307,014,000	90.15		
Stockholders' equity	33,561,000	9.85		
Total liabilities and stockholders' equity	$340,575,000	100.00%		
Net interest income			$17,018,000	
Net interest spread				5.24%
Net interest margin[2]				5.56%

[1]For purpose of this schedule, interest in nonaccruing loans has been included only to the extent reflected in the consolidated income statement. However, the nonaccrual loan balances are included in the average amount outstanding.

[2]Computed by dividing net interest income by total interest earning assets.

[3]Yields on securities available for sale are based on amortized cost.

DISTRIBUTION OF ASSETS, LIABILITIES & STOCKHOLDERS' EQUITY: INTEREST RATES & INTEREST DIFFERENTIAL

CONSOLIDATED AVERAGE BALANCE SHEET 2002

	Average Balance	Percentage of Total Average Assets	Interest Earned/Paid	Average Yield/Rate
ASSETS				
Securities available for sale and held to maturity:[3]				
Taxable securities	$ 92,083,000	29.42%	$ 5,542,000	6.02%
Tax exempt securities	26,241,000	8.38	1,873,000	7.14%
Total securities	118,324,000	37.80	7,415,000	6.27%
Short-term investments	3,550,000	1.13	78,000	2.20%
Loans (net of unearned discount)				
Real estate mortgages	117,744,000	37.62	9,619,000	8.17%
Home equity loans	13,973,000	4.46	981,000	7.02%
Time and demand loans	13,370,000	4.27	903,000	6.75%
Installment and other loans	20,520,000	6.56	2,283,000	11.13%
Total loans[1]	165,607,000	52.91	13,786,000	8.32%
Total interest earning assets	287,481,000	91.84	21,279,000	7.40%
Allowance for loan losses	(2,666,000)	(1.00)		
Unrealized gains and losses on portfolio	1,593,000	0.51		
Cash and due from banks (demand)	10,299,000	3.29		
Fixed assets (net)	3,106,000	0.99		
Bank owned life insurance	7,666,000	2.45		
Other assets	5,543,000	1.77		
Total assets	$313,022,000	100.00%		
LIABILITIES AND STOCKHOLDERS' EQUITY				
NOW and Super NOW deposits	$ 33,799,000	10.80%	241,000	0.71%
Savings and insured money market deposits	73,379,000	23.44	806,000	1.10
Time deposits	92,309,000	29.49	2,960,000	3.21
Total interest bearing deposits	199,487,000	63.73	4,007,000	2.01
Federal funds purchased and other short-term debt	927,000	0.30	20,000	2.16
Long-term debt	30,000,000	9.58	1,304,000	4.35
Total interest bearing liabilities	230,414,000	73.61	5,331,000	2.31
Demand deposits	48,466,000	15.48		
Other liabilities	3,871,000	1.24		
Total liabilities	282,751,000	90.33		
Stockholders' equity	30,271,000	9.67		
Total liabilities and stockholders' equity	$313,022,000	100.00%		
Net interest income			$15,948,000	
Net interest spread				5.09%
Net interest margin[2]				5.55%

[1]For purpose of this schedule, interest in nonaccruing loans has been included only to the extent reflected in the consolidated income statement. However, the nonaccrual loan balances are included in the average amount outstanding.

[2]Computed by dividing net interest income by total interest earning assets.

[3]Yields on securities available for sale are based on amortized cost.

DISTRIBUTION OF ASSETS, LIABILITIES & STOCKHOLDERS' EQUITY: INTEREST RATES & INTEREST DIFFERENTIAL

CONSOLIDATED AVERAGE BALANCE SHEET 2001

	Average Balance	Percentage of Total Average Assets	Interest Earned/Paid	Average Yield/Rate
ASSETS				
Securities available for sale and held to maturity:[3]				
Taxable securities	$ 81,577,000	28.44%	$ 5,204,000	6.38%
Tax exempt securities	20,099,000	7.01	1,542,000	7.67
Total securities	101,676,000	35.45	6,746,000	6.63
Short-term investments	5,913,000	2.06	258,000	4.36
Loans (net of unearned discount)				
Real estate mortgages	108,839,000	37.95	9,246,000	8.50
Home equity loans	11,807,000	4.12	987,000	8.36
Time and demand loans	10,935,000	3.81	976,000	8.93
Installment and other loans	25,584,000	8.92	2,541,000	9.93
Total loans[1]	157,165,000	54.80	13,750,000	8.75
Total interest earning assets	264,754,000	92.31	20,754,000	7.84%
Allowance for loan losses	(2,553,000)	(1.00)		
Unrealized gains and losses on portfolio	619,000	0.22		
Cash and due from banks (demand)	8,787,000	3.06		
Fixed assets (net)	2,645,000	0.92		
Bank owned life insurance	7,112,000	2.48		
Other assets	5,459,000	1.90		
Total assets	$286,823,000	100.00%		
LIABILITIES AND STOCKHOLDERS' EQUITY				
NOW and Super NOW deposits	$ 29,668,000	10.34%	416,000	1.40%
Savings and insured money market deposits	63,864,000	22.27	1,295,000	2.03
Time deposits	99,384,000	34.65	4,833,000	4.86
Total interest bearing deposits	192,916,000	67.26	6,544,000	3.39
Federal funds purchased and other short-term debt	409,000	0.14	15,000	3.67
Long-term debt	21,156,000	7.38	1,068,000	5.05
Total interest bearing liabilities	214,481,000	74.78	7,627,000	3.56
Demand deposits	41,515,000	14.47		
Other liabilities	2,688,000	0.94		
Total liabilities	258,684,000	90.19		
Stockholders' equity	28,139,000	9.81		
Total liabilities and stockholders' equity	$286,823,000	100.00%		
Net interest income			$13,127,000	
Net interest spread				4.28%
Net interest margin[2]				4.96%

[1]For purpose of this schedule, interest in nonaccruing loans has been included only to the extent reflected in the consolidated income statement. However, the nonaccrual loan balances are included in the average amount outstanding.

[2]Computed by dividing net interest income by total interest earning assets.

[3]Yields on securities available for sale are based on amortized cost.

The following schedule sets forth, for each major category of interest earning assets and interest bearing liabilities, the dollar amount of interest income (calculated on a tax equivalent basis) and interest expense, and changes therein for 2003 as compared to 2002, and 2002 as compared to 2001.

The changes in interest income and expense attributable to both rate and volume have been allocated to rate on a consistent basis.

VOLUME AND RATE ANALYSIS

	2003 Compared to 2002 Increase (Decrease) Due to Change In			2002 Compared to 2001 Increase (Decrease) Due to Change In		
	Volume	**Rate**	**Total**	Volume	Rate	Total
INTEREST INCOME						
Investment securities and securities available for sale	**$ 173,000**	**$ (782,000)**	**$ (609,000)**	$1,104,000	$ (435,000)	$ 669,000
Short-term investments	**(37,000)**	**(18,000)**	**(55,000)**	(103,000)	(77,000)	(180,000)
Loans	**1,477,000**	**(1,037,000)**	**440,000**	743,000	(707,000)	36,000
Total interest income	**1,613,000**	**(1,837,000)**	**(224,000)**	1,744,000	(1,219,000)	525,000
INTEREST EXPENSE						
NOW and Super NOW deposits	**2,530,000**	**(2,602,000)**	**(72,000)**	58,000	(233,000)	(175,000)
Savings and insured money market deposits	**137,000**	**(401,000)**	**(264,000)**	192,000	(704,000)	(512,000)
Time deposits	**(72,000)**	**(821,000)**	**(893,000)**	(344,000)	(1,529,000)	(1,873,000)
Federal funds purchased and other short-term debt	**205,000**	**(169,000)**	**36,000**	27,000	1,000	28,000
Long-term debt	**(11,000)**	**(90,000)**	**(101,000)**	447,000	(211,000)	236,000
Total interest expense	**2,789,000**	**(4,083,000)**	**(1,294,000)**	380,000	(2,676,000)	(2,296,000)
Net interest income	**$(1,176,000)**	**$ 2,246,000**	**$ 1,070,000**	$1,364,000	$ 1,457,000	$ 2,821,000

INFLATION

The Company's operating results are affected by inflation to the extent that interest rates, loan demand and deposit levels adjust to inflation and impact net interest income. Management can best counter the effect of inflation over the long term by managing net interest income and controlling expenses.

SECURITIES AVAILABLE FOR SALE AND INVESTMENT SECURITIES ANALYSIS*

ANALYSIS BY TYPE AND BY PERIOD TO MATURITY

	Under 1 Year		1-5 Years		5-10 Years		After 10 Years		
December 31, 2003	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate	Total
U.S. Government Agency	$17,485,000	5.27%	$ 7,488,000	5.11%	$ 9,964,000	4.48%	$24,900,000	5.40%	$ 59,837,000
Municipal securities — tax exempt[1]	4,477,000	3.48	11,007,000	4.62	30,641,000	3.46	4,123,000	4.05	50,248,000
Mortgage backed securities and collateralized mortgage obligations	6,419,000	6.00	793,000	5.24	791,000	4.82	1,431,000	4.82	9,434,000
	$28,381,000	5.15%	$19,288,000	4.83%	$41,396,000	2.65%	$30,454,000	4.64%	$119,519,000

**The analysis shown above combines the Company's Securities Available for Sale portfolio and the Investment Securities portfolio, excluding equity securities. All securities are included above at their amortized cost.*

[1]Yields on tax exempt securities have not been stated on a tax equivalent basis.

MANAGEMENT'S STATEMENT OF RESPONSIBILITY

The consolidated financial statements and related information in the 2003 Annual Report were prepared by management in conformity with accounting principles generally accepted in the United States of America. Management is responsible for the integrity and objectivity of the consolidated financial statements and related information. Accordingly, it maintains internal controls and accounting policies and procedures designed to provide reasonable assurance of the accountability and safeguarding of the Company's assets and of the accuracy of reported financial information. These controls and procedures include management evaluations of asset quality and the impact of economic events; organizational arrangements that provide an appropriate division of responsibility; and a program of internal audits to evaluate independently the effectiveness of internal controls and the extent of ongoing compliance with the Company's adopted policies and procedures.

The responsibility of the Company's independent auditors, KPMG LLP, is limited to the expression of an opinion as to the fair presentation of the consolidated financial statements based on their audit conducted in accordance with auditing standards generally accepted in the United States of America.

The Board of Directors, through its Audit Committee, is responsible for insuring that both management and the independent auditors fulfill their respective responsibilities with regard to the consolidated financial statements. The Audit Committee, which is comprised entirely of directors who are not officers or employees of the Company, meets periodically with management, the internal auditor and the independent auditors. The internal auditor and independent auditors have full and free access to and meet with the Audit Committee, without management being present, to discuss financial reporting and other relevant matters.

The consolidated financial statements have not been reviewed or confirmed for accuracy or relevance by the Office of the Comptroller of the Currency.

Raymond Walter
President and Chief Executive Officer
Jeffersonville Bancorp

Charles E. Burnett
Treasurer and Chief Financial Officer
Jeffersonville Bancorp

March 19, 2004

INTEREST RATE RISK

Management of interest rate risk involves continual monitoring of the relative sensitivity of asset and liability portfolios to changes in rates due to maturities or repricing. Interest rate sensitivity is a function of the repricing of assets and liabilities through maturity and interest rate changes. The objective of interest rate risk management to maintain an appropriate balance between income growth and the risks associated with maximizing income through the mismatch of the timing of interest rate is changes between assets and liabilities. Perfectly matching the repricing of assets and liabilities can eliminate interest rate risk, but net interest income is not always enhanced. One measure of interest rate risk, the so-called "gap," is illustrated in the table below as of December 31, 2003.

This table measures the incremental and cumulative gap, or difference between assets and liabilities subject to repricing during the periods indicated. The dollar amounts presented are stated on the basis of "contractual gap" which measures the stated repricing and maturity of assets and liabilities. The data presented indicates that rate sensitive liabilities are generally subject to repricing sooner than rate sensitive assets. Management retains the ability to change, or not change, interest rates on certain deposit products as general market rates change in the future, and is also in the position to liquidate a portion of its securities available for sale should conditions warrant such action. The following is one of several different analysis tools management utilizes in managing interest rate risk.

Maturity	0 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
Loans, net[1]	$ 9,522,000	$ 18,968,000	$ 90,681,000	$ 73,935,000	$193,106,000
Taxable securities[2]	6,139,000	18,418,000	8,281,000	37,086,000	69,924,000
Non taxable securities[2]	—	4,477,000	11,007,000	34,764,000	50,248,000
Total interest earning assets	$ 15,661,000	$ 41,863,000	$109,969,000	$145,785,000	$313,278,000
NOW and Super NOW accounts	$ 1,148,000	$ 3,444,000	$ 16,834,000	$ 16,864,000	$ 38,290,000
Savings and insured money market deposits[1,3]	3,501,000	10,503,000	26,748,000	40,016,000	80,768,000
Time deposits[3]	24,350,000	32,502,000	45,108,000	20,000	101,980,000
Long term borrowings[1]	—	8,500,000	13,500,000	5,000,000	27,000,000
Short term borrowings[1]	5,521,000	—	—	—	5,521,000
Total interest bearing liabilities	$ 34,520,000	$ 54,949,000	$102,190,000	$ 61,900,000	$253,559,000
Gap	$(18,859,000)	$(13,086,000)	$ 7,779,000	$ 83,885,000	$ 59,719,000
Cumulative gap	(18,859,000)	(31,945,000)	(24,166,000)	59,719,000	
Cumulative gap as a percentage of total interest earning assets	(6.02)%	(10.20)%	(7.71)%	19.06%	

[1]Based on contractual maturity or period to repricing.

[2]Based on anticipated maturity. Includes Securities Available for Sale and Securities Held to Maturity, at their amortized cost.

[3]Fixed rate deposits and deposits with fixed pricing intervals are included in the period of contractual maturity. Deposits withdrawable on demand or within short notice periods (such as NOW and savings accounts) are shown in repricing periods based on management's estimate of the interest rate sensitivity of these accounts, based in part on the Company's favorable historical experience of a substantial portion of these balances during periods of changing interest rates.

There are several significant shortcomings inherent in the gap analysis. For example, although certain assets and liabilities have similar periods to maturity or to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while other interest rates may lag behind changes in market interest rates. Management takes these factors, and others, into consideration when reviewing the Company's gap position and establishing its asset/liability strategy.

Item 8. Financial Statements and Supplementary Data

Consolidated financial statements and supplementary data are found on pages 3 to 27 of this report.

Item 9. Changes In and Disagreements With Accountants On Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of December 31, 2003. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

There were no changes made in the Company's internal controls or in other factors that could significantly affect these internal controls subsequent to the date of the evaluation performed by the Company's Chief Executive Officer and Chief Financial Officer.

Item 10. Directors and Executive Officers of the Registrant

See "Nomination of Directors and Election of Directors" on page 3 of the proxy statement ("Proxy Statement") for the Company's 2004 annual meeting which will be filed with the Securities and Exchange Commission within 120 days of the Company's 2003 fiscal year end, which is incorporated herein by reference.

Item 11. Executive Compensation

See "Executive Compensation" on page 12 of the Proxy Statement, which is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

See "Security Ownership of Certain Beneficial Owners and of Management" on page 9 of the Proxy Statement, which is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

See "Director and Executive Officer Information" on pages 3-5, "Transactions with Management" on page 17 and "Remuneration of Management and Others" on pages 6, 12-15 and 17 of the Proxy Statement, which are incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

See "Audit Fees" on page 16 of the Proxy Statement, which is incorporated herein by reference.

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 1. Consolidated financial statements and schedules of the Company and Bank.

The following consolidated financial statements herein:

Consolidated Balance Sheets — December 31, 2003 and 2002
Consolidated Statements of Income
Years Ended December 31, 2003, 2002 and 2001
Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2003, 2002 and 2001
Consolidated Statements of Cash Flows
Years Ended December 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements
Independent Auditors' Report

(a) 2. All schedules are omitted since the required information is either not applicable, not required or contained in the respective consolidated financial statements or in the notes thereto.

(a) 3. Exhibits (numbered in accordance with Item 601 of Regulation S-K) Exhibits not indicated below are omitted because the information is not applicable or is contained elsewhere within this report.

3.1 Certificate of Incorporation of the Company (Incorporation by Reference to Exhibit 3.1, 3.2, 3.3 and 3.4 to Form 8 Registration Statement, effective June 29, 1991)

3.2 The Bylaws of the Company (Incorporated by Reference to Exhibit 3.5 and 3.6 to Form 8 Registration Statement, effective June 29, 1991)

4.1 Instruments defining the Rights of Security Holders. (Incorporated by Reference to Exhibit 4 to Form 8 Registration Statement, effective June 29, 1991)

21.1 Subsidiaries of the Company

31.1 Section 302 Certification of Chief Executive Officer

31.2 Section 302 Certification of Chief Financial Officer

32.1 906 certification of Chief Executive Officer

32.2 906 certification of Chief Financial Officer

(b) Reports on Form 8-K

The Company filed a Form 8-K on November 11, 2003 reporting the Company's third quarter earnings.

(c) Exhibits to this Form 10-K are attached or incorporated herein by reference.

(d) Not applicable

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 19, 2004	By: *Chief Executive Officer*	By: *Chief Financial Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
Arthur E. Keesler	*Chairman-Director*	March 19, 2004
John M. Riley	*Vice President*	March 19, 2004
John K. Gempler	*Secretary-Director*	March 19, 2004
Edward T. Sykes	*Director*	March 19, 2004
Raymond Walter	*Chief Executive Officer* *President-Director*	March 19, 2004
Earle A. Wilde	*Director*	March 19, 2004
James F. Roche	*Director*	March 19, 2004
John W. Galligan	*Director*	March 19, 2004
Kenneth C. Klein	*Director*	March 19, 2004
Gibson E. McKean	*Director*	March 19, 2004
Solomon Katzoff	*Director*	March 19, 2004
Douglas A. Heinle	*Director*	March 19, 2004

Certification Section 302

I, Raymond Walter, certify that:

1. I have reviewed this annual report on Form 10-K of Jeffersonville Bancorp;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls or procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation;

   c) disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operations of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Raymond Walter

Raymond Walter
President and Chief Executive Officer

March 19, 2004

Certification Section 302

I, Charles E. Burnett, certify that:

1. I have reviewed this annual report on Form 10-K of Jeffersonville Bancorp;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls or procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation;

   c) disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operations of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Charles E. Burnett

Charles E. Burnett
Treasurer and Chief Financial Officer

March 19, 2004

Exhibit 21.1

Subsidiaries

The Company owns 100% of the Equity Securities of The First National Bank of Jeffersonville, a New York chartered commercial bank. The First National Bank of Jeffersonville also directly owns FNBJ Holding Corp., a Real Estate Investment Trust.

Exhibit 32.1

Written Statement of Chief Executive Officer Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Jeffersonville Bancorp (the "Company") on Form 10-K for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies to his knowledge on the date hereof, that:

1. The Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Jeffersonville Bancorp and will be retained by Jeffersonville Bancorp and furnished to the Securities and Exchange commission or its staff upon request.

Raymond Walter

Raymond Walter
President and Chief Executive Officer

March 19, 2004

Exhibit 32.2

Written Statement of Chief Financial Officer Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Jeffersonville Bancorp (the "Company") on Form 10-K for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies to his knowledge on the date hereof, that:

1. The Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Jeffersonville Bancorp and will be retained by Jeffersonville Bancorp and furnished to the Securities and Exchange commission or its staff upon request.

Charles E. Burnett

Charles E. Burnett
Treasurer and Chief Financial Officer

March 19, 2004

OFFICERS

Arthur E. Keesler
Chairman of the Board

Raymond Walter
President and
Chief Executive Officer

John M. Riley
Executive Vice President/
Chief Lending Officer

Charles E. Burnett
Senior Vice President/
Chief Financial Officer

Wayne V. Zanetti
Senior Vice President/
Chief Operating Officer

June B. Tegeler
Vice President/
Branch Coordinator

Claire A. Pecsi
Vice President/
Human Resources

Tatiana Hahn
Vice President/
Senior Loan Officer

Loreen J. Gebelein
Assistant Vice President/
Loan Servicing Manager

Andrew McKean
Assistant Vice President/
Commercial Loans

Martha Huebsch
Assistant Vice President/
Installment Loans

Michael Horodyski
Auditor

Scott D. Sparling
IS Manager

Stacey Stephenson
Compliance Officer

Barbara Hahl
Marketing Manager

Sandra S. Sipple
Assistant Vice President/
Loan Origination Manager

Lorraine Lilholt
Branch Manager
Monticello

Rhonda Decker
Branch Manager
Liberty

Tanja McKerrell
Branch Manager
Eldred

Kathleen Beseth
Branch Manager
Loch Sheldrake

Linda Fisk
Branch Manager
Livingston Manor

Cathy Mickelson
Assistant Branch Manager
Float

Florence Horecky
Sales Manager
Callicoon

Jayne Wartell
Sales Manager
Narrowsburg

Janet R. Siano
Sales Manager
Wal•Mart

Valerie A. Panich
Sales Manager
Wurtsboro

Ronald Lewis
Accounting Supervisor

Deborah Forsblom
Assistant Branch Manager
Monticello

Lisa Dreher
Assistant Branch Manager
Liberty

JoAnne Girardi
Assistant Branch Manager
Eldred

Edie Houghtaling
Assistant Branch Manager
Loch Sheldrake

Mandy Roberts
Assistant Branch Manager
Livingston Manor

Diane McGrath
Assistant Loan
Servicing Manager

STAFF

Ursula Alfaro
Candice Bellini
Roseann Bernardone
Eleida Black
Amanda Bogert
Jerilynn Brock
Michelle Brockner
Leslie Brown
Nancy Brown
Denise Buchholz
Shauna A. Buchholz
Silvia Burgos
Kathleen Calabro
Alyson Cogswell
James J. Coll
Cheryl Conroy
Nancy Crumley
Eileen Denis
Deborah Devine
Susan DeVito
Melanie Dirie
Kelly Ellsworth
Tara Everett
Debora Fink
Rosemarie Finkle
Susan Fippinger-Jones
Rebekah Gulley
Eugene Hahn
Margaret Hanson
Amy Hiller
Alisa Horan
Cathy Horan
Carl Huber
Carolyn Hubert
Vivian A. Huggler
Heidi Hulse
Betty Johaneman
Barbara Kelly
Jean Kelly
Caroline Kent
Jessica Kenyon
Lauren Kickuth
Nanci Lombardo
Sonya Lane
Brandy Leonardo
Frank Leonardo Jr.
Patricia Leonardo
Carol Lewis
Michele Lupardo
Margaret Lynch
Merrily Lynch
Linda Mall
Christina Marchese
Charlotte Mattice
Jamie McAteer
Dorothy McCormack
Jennifer McCormack
Denise Minckler
Deborah Muzuruk
Gale A. Myers
Diane O'Dell
Patricia Olsen
Kelli Pagan
Heidi L. Payne
Kimberly Peck
Bruce Pecsi, Jr.
LeighAnne Pfriender
Barbara Pietrucha
Margaret Porter
Susan Quit
Alice Reisen
Muriel Rembe
Sherri Rhyne
Damaris Rios
Ana Rosa
Sara Rosato
Sandra Ross
John Rudy
Jonathan Sager
Karen Sayers
Nancy Scott
Amanda Scholz
Kristina Siska
Brandy L. Smith
Theresa Specht
Kristie Stauch
Kathleen Steele
Kimberly Steinberg
Leanne Stuhlmiller
Barbara Walter
Janet Warden
Carol Welton
Sara Werlau
Kimberly White
Kellee Whitehead
Everett Williams
Heather Worzel
Barry Yoder

Jeffersonville Bancorp Board of Directors



Arthur E. Keesler
Chairman of the Board
Retired Chief Executive Officer
The First National Bank of Jeffersonville
Jeffersonville, New York



John W. Galligan
Owner
John Galligan, Land Surveyor
Monticello, New York
Surveyor



John K. Gempler
Secretary/Treasurer
Callicoon Co-op Insurance Company
Jeffersonville, New York



Douglas A. Heinle
Retired Postmaster
Cochecton Center, New York



Solomon Katzoff
President
Katzoff Realty, Inc.
Jeffersonville, New York
Real Estate Sales



Kenneth C. Klein
Attorney
Liberty and Jeffersonville, New York



Gibson McKean
President
McKean Real Estate, Inc.
Barryville, New York
Real Estate Sales



James F. Roche
President
Roche's Garage Inc.
Callicoon, New York
Automobile Dealer



Edward T. Sykes
President
Mike Preis Inc.
Callicoon, New York
Insurance Agency



Raymond Walter
President/Chief Executive Officer
The First National Bank of Jeffersonville
Jeffersonville, New York



Earle A. Wilde
Retired
Sullivan County Cooperative Extension
Liberty, New York

Jeffersonville Bancorp Officers

Arthur E. Keesler
Chairman

John K. Gempler
Secretary

Wayne V. Zanetti
Vice President

Raymond Walter
President/Chief Executive Officer

John M. Riley
Vice President

Charles E. Burnett
Treasurer/Chief Financial Officer

CORPORATE HEADQUARTERS

Jeffersonville Bancorp
4866 State Route 52
P.O. Box 398
Jeffersonville, New York 12748
Telephone: (845) 482-4000
Web site: www.jeffbank.com
E-mail: jeffbank@jeffbank.com

DESCRIPTION OF BUSINESS

Jeffersonville Bancorp is a one-bank holding company formed in June 1982 under the laws of the State of New York. Its subsidiary is The First National Bank of Jeffersonville, which serves customers in Sullivan County, New York and surrounding communities in Southeastern New York through ten offices. A full-service commercial bank, providing a broad range of financial products, including demand, savings, time deposits and mortgage, consumer and commercial loans.

ANNUAL MEETING

The Annual Meeting of stockholders will be held on Tuesday, April 27, 2004 at 3:00 p.m., in the Company's Board Room at Jeffersonville, New York.

STOCK INFORMATION

The Company's common stock has traded in the Over-the-Counter market under the symbol JFBC since January 1997. The following investment firms are known to handle Jeffersonville Bancorp stock transactions: Boenning & Scattergood Inc, Ryan, Beck & Co., Goldman, Sachs & Co., Knight Securities L.P. and FTN Financial Securities Corp.

The following table shows the range of high and low bid prices for the Company's stock for the quarters indicated.

	Bid Price	
Quarter Ended[1]	Low	High
March 31, 2002	$ 7.75	$ 9.83
June 30, 2002	$ 9.33	$12.42
September 30, 2002	$10.95	$15.33
December 31, 2002	$12.00	$16.58
March 31, 2003	$15.34	$18.33
June 30, 2003	$14.83	$21.50
September 30, 2003	$17.00	$20.50
December 31, 2003	$16.51	$19.01

[1]Data has been restated for a 3 for 1 stock split in 2003.

Cash dividends of $0.33 and $0.30 per share were declared in 2003 and 2002, respectively. The Board of Directors intends to continue the payment of dividends on a quarterly basis, subject to its ongoing consideration of the Company's financial condition and operating results; market and economic conditions; and other factors.

OFFICES

Main Office
4864 State Route 52
Jeffersonville, New York 12748
(845) 482-4000

Callicoon Office
9 Lower Main Street
Callicoon, New York 12723
(845) 887-4866

Eldred Office
561 Route 55
Eldred, New York 12732
(845) 557-8513

Liberty Office
19 Church Street
Liberty, New York 12754
(845) 292-6300

Livingston Manor Office
33 Main Street
Livingston Manor, New York 12758
(845) 439-8123

Loch Sheldrake Office
1278 State Route 52
Loch Sheldrake, New York 12759
(845) 434-1180

Monticello Office
19 Forestburgh Road
Monticello, New York 12701
(845) 791-4000

Narrowsburg Office
122 Kirk Road
Narrowsburg, New York 12764
(845) 252-6570

Wal*Mart Office
33 Anawana Lake Road
Monticello, New York 12701
(845) 794-3988

Wurtsboro Office
2930 State Route 209
Wurtsboro, New York 12790
(845) 888-5890

SUBSIDIARY

The First National Bank
of Jeffersonville

STOCK TRANSFER AGENT

American Stock Transfer & Trust Co.
59 Maiden Lane
Plaza Level
New York, New York 10038
(212) 936-5100


Livingston Manor
Liberty
Loch Sheldrake
Jeffersonville
Callicoon
Wal*Mart - Monticello
Narrowsburg
Monticello
Wurtsboro
Eldred
Sullivan County


FIRST NATIONAL BANK
Main Office — Jeffersonville


Callicoon


Eldred


Liberty


Livingston Manor


Loch Sheldrake


Monticello


PECK'S
Narrowsburg


THE FIRST NATIONAL BANK
OF JEFFERSONVILLE
Wal*Mart — Monticello


BANK
Wurtsboro



Our employees featured on the inside covers, l. to r.: Debbie Devine, Brandy Leonardo, Kim Peck, Heidi Payne, LeighAnne Pfriender, Raymond Walter, Kristina Siska, Eleida Black, Lorraine Lilholt, Valerie Panich, Candice Bellini, Heather Worzel, Charlotte Mattice, Debbie Forsblom, Rosemarie Finkle, Janet Siano, Leslie Brown, Shauna Buchholz, Charlie Burnett, Kathy Beseth, Sara Rosato, Sherri Rhyne, John Riley, Christina Marchese, Debbie Fink, Carol Welton, Sara Werlau, Barbara Kelly, Mike Horodyski, Lisa Dreher, Rhonda Decker, Karen Sayers, Kelly Ellsworth, Kim Steinberg, Brandy Smith, Barbara Hahl, Amanda Scholz, Ron Lewis, Alyson Cogswell, Margaret Lynch, Tara Everett, Mandy Roberts, Wayne Zanetti, Cathy Mickelson, Debbie Muzuruk, Sandy Ross, Susan Quit, Amy Hiller, Stacey Stephenson, Suzi Fippinger-Jones, Florence Horecky, Alice Reisen, Edie Houghtaling, Carol Lewis, Damaris Rios, Barbara Pietrucha, Jayne Wartell, Claire Pecsi, Kellee Whitehead, Linda Mall, Linda Fisk, Bruce Pecsi, Denise Minckler, Carl Huber, Nancy Brown, Everett Williams, Amanda Bogert, Jessica Kenyon, Nanci Lombardo, Jonathan Sager, Jennifer McCormack, Michelle Brockner, Caroline Kent, Loreen Gebelein, Margaret Porter, Kristie Stauch, June Tegeler, Vivian Huggler, Pattie Olsen, Cathy Horan, Andy McKean, Pat Leonardo, Tanya Hahn, Jean Kelly, Melanie Dirie, Dot McCormack, Barbara Walter, Michele Lupardo, Marty Huebsch, Meg Hanson, Sandee Sipple, Diane McGrath, Nancy Scott, Nancy Crumley, Kathy Steele, Merrily Lynch, Silvia Burgos, JoAnne Girardi, Terri Specht, Ana Rosa, Ursula Alfaro, Kelli Pagan, Sonya Lane, Sue DeVito, Alisa Horan, Jamie Coll, Frank Leonardo, Heidi Hulse, Becky Gulley, Kimberly White, Barry Yoder, Cheryl Conroy, Diane O'Dell, Carolyn Hubert, Jamie McAteer, Gene Hahn, Jerilynn Brock, John Rudy, Betty Johaneman, Roseann Bernardone, Eileen Denis, Kathleen Calabro, Leanne Stuhlmiller, Denise Buchholz, Tanja McKerrell, Muriel Rembe, Lauren Kickuth, Gale Myers, Scott Sparling, Janet Warden.



Jeffersonville Bancorp
P.O. Box 398
Jeffersonville, NY 12748
www.jeffbank.com